Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

GAS NATURAL INC.,

FR BISON HOLDINGS, INC.

and

FR BISON MERGER SUB, INC.

dated as of

October 8, 2016

i

3.17	Personal Property	22
3.18	Intellectual Property	22
3.19	Insurance	23
3.20	Regulatory Status	23
3.21	Affiliate Transactions	24
3.22	Brokers’ Fees and Expenses	24
3.23	Opinion of Financial Advisor	24
3.24	No Additional Representations	25

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		25

4.01	Organization, Standing and Power	25
4.02	Authority; Execution and Delivery; Enforceability	26
4.03	No Conflicts; Consents	26
4.04	Litigation	27
4.05	Compliance with Applicable Laws	27
4.06	Financing	27
4.07	Brokers’ Fees and Expenses	28
4.08	Merger Sub	28
4.09	Ownership of Company Common Stock; Interested Shareholder	28
4.10	Regulatory Status	28
4.11	No Additional Representations	29

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS SECTION		29

5.01	Conduct of Business	29
5.02	Proceedings	33
5.03	Solicitation; Company Acquisition Proposals; Company Board Recommendation	34
5.04	Refinancing Indebtedness, Restructuring and Lender Consents	37

ARTICLE VI ADDITIONAL AGREEMENTS		38

6.01	Preparation of the Proxy Statement; Company Shareholders Meeting	38
6.02	Access to Information; Confidentiality	40
6.03	Further Actions; Regulatory Approvals; Required Actions	41
6.04	Transaction Litigation	44
6.05	Section 16 Matters	44
6.06	Governance Matters	44
6.07	Public Announcements	45

6.08	Fees, Costs and Expenses	45
6.09	Indemnification, Exculpation and Insurance	45
6.10	Employee Matters	47
6.11	Merger Sub	48
6.12	Takeover Statutes	49
6.13	Stock Exchange Delisting; Deregistration	49

ARTICLE VII CONDITIONS PRECEDENT		49

7.01	Conditions to Each Party’s Obligation to Effect the Transactions	49
7.02	Conditions to Obligations of the Company	50
7.03	Conditions to Obligations of Parent and Merger Sub	50

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		51

8.01	Termination Rights	51
8.02	Effect of Termination; Termination Fees	53
8.03	Amendment	56
8.04	Extension; Waiver	56
8.05	Procedure for Termination, Amendment, Extension or Waiver	56

ARTICLE IX GENERAL PROVISIONS		56

9.01	Definitions	56
9.02	Notices	56
9.03	Construction	57
9.04	Interpretation	58
9.05	Severability	59
9.06	Governing Law	59
9.07	Jurisdiction; Venue	59
9.08	Waiver of Jury Trial	59
9.09	Specific Enforcement	60
9.10	Nonsurvival of Representations, Warranties, Covenants and Agreements; Contractual Nature of Representations and Warranties	60
9.11	Further Assurances	60
9.12	Assignment	61
9.13	Entire Agreement; No Third-Party Beneficiaries	61
9.14	Counterparts	61
9.15	No Recourse	61

EXHIBITS

Exhibit A – Definitions

Exhibit B – Articles of Incorporation of the Surviving Corporation

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of October 8, 2016, by and among GAS NATURAL INC., an Ohio corporation (the “Company”), FR Bison Holdings, Inc., a Delaware corporation (“Parent”), and FR Bison Merger Sub, Inc., an Ohio corporation (“Merger Sub” and, together with the Company and Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, upon the terms and subject to the conditions set forth herein, at the Effective Time, Merger Sub will merge with and into the Company, with the Company surviving such merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that it is in the best interests of the Company and its shareholders, and declared it advisable, for the Company to enter into this Agreement, (b) adopted this Agreement and approved the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) resolved to recommend that the Company’s shareholders approve this Agreement;

WHEREAS, the respective boards of directors of Parent and Merger Sub have (a) determined that it is in the best interests of each such Person and their respective shareholders, and declared it advisable, for such Person to enter into this Agreement, (b) adopted this Agreement and approved such Person’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (c) in the case of Merger Sub, resolved to recommend that Parent, in its capacity as Merger Sub’s sole shareholder, approve this Agreement;

WHEREAS, Anita G. Zucker, as Trustee of the Article 6 Marital Trust, under the First Amended and Restated Jerry Zucker Revocable Trust dated April 2, 2007 (the “Stockholder Party”) will be delivering an executed support agreement (the “Support Agreement”) pursuant to which, subject to the terms thereof, the Stockholder Party has agreed, among other things, to vote its shares of Company Common Stock in favor of approval of this Agreement;

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and subject to the conditions set forth herein, and each intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

1.01         The Merger. At the Effective Time, upon the terms and subject to the conditions set forth herein, Merger Sub shall be merged with and into the Company in accordance with Section 1701.78 of the General Corporation Law of the State of Ohio (the “OGCL”) and this Agreement (the “Merger”), and the separate corporate existence of Merger Sub shall cease. The Company shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”).

1.02         The Effective Time. At the Closing, the Company shall deliver to the Office of the Secretary of State of the State of Ohio a certificate of merger with respect to the Merger, in such form as is required by, and executed in accordance with, the relevant provisions of the OGCL (the “Certificate of Merger”). The Merger shall become effective at the time the Certificate of Merger is duly filed with the Office of the Secretary of State of the State of Ohio in accordance with the OGCL or at such later time as is permissible in accordance with the OGCL and, as the Parties may mutually agree (acting reasonably), as specified in the Certificate of Merger (the time the Merger becomes effective, the “Effective Time”).

1.03         The Closing. Unless this Agreement has been terminated in accordance with Section 8.01, the consummation of the Merger (the “Closing”) shall take place at the offices of Kohrman Jackson & Krantz LLP, 1375 East Ninth Street, One Cleveland Center, 29th Floor, Cleveland, Ohio 44114, with closing deliveries to be made by wire transfer, facsimile or electronic mail, where appropriate, or in such other manner as the parties may agree, at 9:00 a.m. New York City time on a date to be mutually agreed to by the Parties, which date shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions to the Closing set forth in Article VII, except for those conditions to the Closing that by their terms are to be satisfied at the Closing but subject to the satisfaction or waiver of such conditions (the “Closing Date”).

1.04         Effects of the Merger. The Merger shall have the effects specified herein and in the applicable provisions of the OGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers, immunities and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Corporation, all as provided under the OGCL and any other applicable Laws.

1.05         Organizational Documents. As of the Effective Time, the articles of incorporation of the Surviving Corporation shall be amended and restated to be the same as the articles of incorporation set forth on Exhibit B until thereafter amended as provided therein and in accordance with applicable Law. As of the Effective Time, the code of regulations of the Surviving Corporation shall be amended and restated to be the same as the code of regulations of Merger Sub, as in effect immediately prior to the Effective Time, until thereafter amended as provided therein and in accordance with applicable Law, except that the name of the Surviving Corporation shall be “Gas Natural Inc.”

1.06         Surviving Corporation Directors and Officers. As of the Effective Time, (i) the directors of Merger Sub as of immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of the Company as of immediately prior to the Effective Time shall be the officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the articles of incorporation and code of regulations of the Surviving Corporation.

ARTICLE II

EFFECT ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

AND BOOK-ENTRY SHARES

2.01         Effect of Merger on Capital Stock.

(a)          Cancellation of Treasury Stock and Parent-Owned Stock; Conversion of Company Common Stock; Conversion of Merger Sub Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any holder of shares of Company Common Stock:

(i)          each share of common stock, $0.15 par value, of the Company (“Company Common Stock”) that is owned by the Company as treasury stock or by any direct or indirect wholly owned Subsidiary of the Company, if any, and each share of Company Common Stock that is owned by Parent or Merger Sub or by any direct or indirect wholly owned Subsidiary of Parent or Merger Sub, if any, immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii)         subject to Section 2.01(b), each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (except for shares to be canceled and retired or converted in accordance with Section 2.01(a)(i) and any Dissenting Shares) shall be converted automatically into the right to receive an amount in cash (without interest) equal to the Merger Consideration, payable as provided in Section 2.02, and, when so converted, shall automatically be canceled and retired and shall cease to exist;

(iii)        each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is a Dissenting Share shall not be converted into the right to receive an amount in cash equal to the Merger Consideration, but its holder will instead be entitled to the right to receive payment from the Surviving Corporation with respect thereto in accordance with the applicable provisions of the OGCL, as described in Section 2.03; and

(iv)        each share of common stock, without par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, without par value, of the Surviving Corporation.

(b)          Adjustments to Merger Consideration. If at any time during the period between the date of this Agreement and the Effective Time, any change in the number of issued and outstanding shares of Company Common Stock shall occur as a result of any reclassification, stock split (including a reverse stock split), combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, or any similar event, the Merger Consideration shall be equitably adjusted, without duplication, to provide to Parent, Merger Sub and the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such action; provided, that nothing in the foregoing shall permit the Company to take any action that is otherwise prohibited by the terms of this Agreement.

2.02         Payment for Shares.

(a)          Paying Agent. Prior to the Effective Time, Parent shall appoint a paying agent reasonably acceptable to the Company (the “Paying Agent”) for the purpose of exchanging shares of Company Common Stock for the Merger Consideration in accordance with Section 2.01(a)(ii). At or prior to the Effective Time, Parent shall deposit or cause to be deposited with the Paying Agent, in trust for the benefit of the holders of Company Common Stock contemplated by Section 2.01(a)(ii), cash in an amount equal to the aggregate amount of the Merger Consideration pursuant to Section 2.01(a)(ii) (the “Payment Fund”).

(b)          Payment Procedures.

(i)          Promptly after the Effective Time (but no later than three (3) Business Days after the Effective Time), the Paying Agent will mail to each holder of record of a certificate representing outstanding shares of Company Common Stock immediately prior to the Effective Time (each, a “Certificate”) and to each holder of record of uncertificated shares of Company Common Stock represented by book entry immediately prior to the Effective Time (“Book-Entry Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.01(a)(ii):

(1)         a letter of transmittal, which shall specify that delivery shall be effected, and that risk of loss and title to Certificates or Book-Entry Shares held by such holder will pass, only upon delivery of such Certificates or Book-Entry Shares to the Paying Agent and which shall be in form and substance reasonably satisfactory to Parent and the Company (a “Letter of Transmittal”); and

(2)         instructions for use in effecting the surrender of such Certificates or Book-Entry Shares in exchange for the Merger Consideration with respect to such shares.

(ii)         Each holder of Certificates and Book-Entry Shares may thereafter until the first anniversary of the Effective Time surrender such Certificates or Book-Entry Shares to the Paying Agent under cover of the Letter of Transmittal. Upon the surrender to, and the acceptance in accordance with Section 2.02(b)(ii) by, the Paying Agent of a Certificate or Book-Entry Share and a duly and validly executed Letter of Transmittal, the holder thereof (other than any holder of Dissenting Shares) will be entitled to the Merger Consideration payable in respect of the number of shares of Company Common Stock formerly represented by such Certificate or Book-Entry Share surrendered under this Agreement. If a Dissenting Shareholder effectively withdraws its demand for, or loses its rights to, payment of fair cash value pursuant to Section 1701.85 of the OGCL with respect to any Dissenting Shares, (i) such shares of Company Common Stock shall cease to be Dissenting Shares and (ii) if such withdrawal or loss of rights with respect to such Dissenting Shares occurs prior to the first anniversary of the Effective Time, Parent shall make available or cause to be made available to the Paying Agent additional funds in an amount equal to the product of (x) the number of Dissenting Shares for which the Dissenting Shareholder has withdrawn its demand for, or lost its rights to, payment of fair cash value pursuant to Section 1701.85 of the OGCL and (y) the Merger Consideration.

(iii)        The Paying Agent will accept Certificates or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange of the Certificates and Book-Entry Shares in accordance with customary exchange practices.

(iv)        From and after the Effective Time, the stock transfer books of the Company will be closed and no further transfers may be made on the records of the Company or its transfer agent of Certificates or Book-Entry Shares, and if any Certificate or Book-Entry Share is presented to the Company for transfer, such person presenting such Certificate or Book-Entry Share shall be given a copy of the Letter of Transmittal and told to comply with the instructions in the Letter of Transmittal in order to receive any cash to which such Person is entitled pursuant to this Article II.

(v)         If any Merger Consideration is to be remitted to a name other than that in which a Certificate or Book-Entry Share is registered, no Merger Consideration may be paid in exchange for such surrendered Certificate or Book-Entry Share unless:

(1)         either (A) the Certificate so surrendered is properly endorsed, with signature guaranteed, or otherwise in proper form for transfer or (B) the Book-Entry Share is properly transferred; and

(2)         the Person requesting such payment shall (A) pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate or Book-Entry Share or (B) establish to the satisfaction of Parent or the Paying Agent that such Tax has been paid or is not payable.

(vi)        At any time after the Effective Time until surrendered as contemplated by this Section 2.02, each Certificate or Book-Entry Share shall be deemed to represent only the right to receive upon such surrender the Merger Consideration payable in respect of the shares of Company Common Stock represented by such Certificate or Book-Entry Share as contemplated by Section 2.01(a)(ii)). No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of the shares of Company Common Stock represented by Certificates or Book-Entry Shares.

(c)          No Further Ownership Rights in Company Common Stock.

(i)          At the Effective Time, each holder of a Certificate, and each holder of Book-Entry Shares, will cease to have any rights with respect to such shares of Company Common Stock, except, to the extent provided by Section 2.01(a)(ii), for the right to receive the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate or Book-Entry Shares upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.02(b);

(ii)         The Merger Consideration paid upon the surrender or exchange of Certificates or Book-Entry Shares in accordance with this Section 2.02 will be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

(d)          Termination of Payment Fund. The Paying Agent will deliver to the Surviving Corporation any portion of the Payment Fund (including any interest and other income received by the Paying Agent in respect of all such funds) that remains undistributed to the former holders of Certificates or Book-Entry Shares upon expiration of the period ending one (1) year after the Effective Time. Thereafter, any former holder of Certificates or Book-Entry Shares prior to the Merger who has not complied with this Section 2.02 prior to such time, may look only to the Surviving Corporation (subject to abandoned property, escheat or similar Laws) only as a general creditor thereof for payment of his, her or its claim for Merger Consideration to which such holder may be entitled upon compliance with the instructions in the Letter of Transmittal, upon due surrender of their Certificates or Book-Entry Shares, without any interest on such Merger Consideration.

(e)          Investment of Payment Fund. The Paying Agent shall invest any cash in the Payment Fund if and as directed by Parent; provided that such investment shall be in direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America, in commercial paper obligations of issuers organized under the Law of a state of the United States of America, rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Service, respectively, or in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1,000,000,000. Any interest and other income resulting from such investments, and any amounts in excess of the aggregate amounts payable under Section 2.01, shall be paid to, and be the property of, Parent. No investment losses resulting from investment of the Payment Fund shall diminish the rights of any of the Company’s shareholders to receive the Merger Consideration or any other payment as provided herein. To the extent there are losses with respect to such investments or the Payment Fund diminishes for any other reason below the level required to make prompt cash payment of the aggregate funds required to be paid pursuant to the terms hereof, Parent shall or shall cause the Surviving Corporation to, reasonably promptly replace or restore the cash in the Payment Fund so as to ensure that the Payment Fund is at all times maintained at a level sufficient to make such cash payments.

(f)          No Liability. None of the Company, Parent, Merger Sub, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)          Withholding Taxes. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from the consideration otherwise payable pursuant to this Agreement to any holder of Certificates, Book-Entry Shares or Company Restricted Shares such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Amounts so withheld and paid over to the appropriate taxing authority shall be treated for all purposes under this Agreement as having been paid to the holder of Certificates, Book-Entry Shares or Company Restricted Shares, as applicable, in respect of which such deduction or withholding was made.

(h)          Lost, Stolen or Destroyed Certificates. If any Certificate formerly representing shares of Company Common Stock has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond, in such reasonable and customary amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall deliver and pay, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration payable in respect thereof pursuant to this Agreement.

2.03         Dissenters Rights. Notwithstanding anything in this Agreement to the contrary, to the extent required by the OGCL, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are held by any shareholder who was a record holder of Company Common Stock as to which such shareholder seeks relief as of the date fixed for determination of shareholders entitled to notice of the Company Shareholders Meeting, and who delivers to the Company before the Company Shareholders Meeting a written demand to be paid the fair cash value for such shares of Company Common Stock and that are not voted in favor of the proposal to adopt this Agreement at the Company Shareholders Meeting in accordance with Sections 1701.84 and 1701.85 of the OGCL (collectively, “Dissenting Shares”), shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(a)(ii), unless and until such shareholder fails to perfect or otherwise waives, withdraws or loses such shareholder’s rights as a dissenting shareholder, if any, under the OGCL. If any such shareholder (a “Dissenting Shareholder”) fails to perfect or otherwise waives, withdraws or loses any such rights as a Dissenting Shareholder, then that shareholder’s Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into only the right to receive at the Effective Time the Merger Consideration, without interest, upon surrender of Certificates or Book-Entry Shares representing such Company Common Stock pursuant to Section 2.02 (and if such withdrawal or failure to perfect occurs prior to the first anniversary of the Effective Time, Parent shall make available or cause to be made available to the Paying Agent additional funds pursuant to the terms of Section 2.02(b)(iii). Subject to the preceding sentence, from and after the Effective Time, each shareholder who has asserted rights as a Dissenting Shareholder as provided in Sections 1701.84 and 1701.85 of the OGCL shall be entitled only to such rights as are granted under those sections of the OGCL. The Company shall promptly notify Parent of each shareholder who asserts rights as a Dissenting Shareholder following receipt of such shareholder’s written demand delivered as provided in Section 1701.85(A)(4) of the OGCL, attempted withdrawals of such demands and any other instruments served pursuant to applicable Laws that are received by the Company relating to Company shareholders’ rights of the type described in this Section 2.03. Parent shall have the right to participate in and direct all negotiations and Claims with respect to demands under the OGCL described in this Section 2.03. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, voluntarily make any payment or commit or agree to make any payment, or settle or commit or offer to settle, any rights of a Dissenting Shareholder asserted under Section 1701.85 of the OGCL.

2.04         Equity Awards.

(a)          Each outstanding unvested Company Restricted Share that is outstanding immediately prior to the Effective Time will be vested and no longer subject to restrictions as of the Effective Time, and will be canceled and converted into, and constitute the right to receive the Merger Consideration, without interest, which shall be payable in accordance with Section 2.01(a)(ii). All payments in respect of Company Restricted Shares shall be made by the Surviving Corporation, less applicable Tax withholdings, as promptly as practicable following the Effective Time (and in all events no later than the later of (i) five (5) Business Days following the Closing Date and (ii) the first regular payroll date of the Surviving Corporation immediately following the Closing Date).

(b)          Prior to the Effective Time, the Company Board or the appropriate committee thereof shall adopt resolutions providing for, and shall take any other actions that are necessary to effect, the treatment of the Company Restricted Shares as contemplated by this Section 2.04.

2.05         Consent of Surviving Corporation. The Surviving Corporation hereby consents to be sued and served with process in the State of Ohio and to the irrevocable appointment of the Secretary of State of the State of Ohio as its agent to accept service of process in any proceeding in the State of Ohio to enforce against the Surviving Corporation any obligation of the Company, or to enforce the rights of a Dissenting Shareholder of the Company.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as set forth in the Company Reports publicly available and filed with or furnished to the SEC since January 1, 2016 and prior to the date of this Agreement (excluding any statements set forth in any “risk factor” section or section relating to forward looking statements or that are predictive, cautionary or forward-looking in nature) (it being understood that (i) any matter disclosed in such reports or filings will be deemed to be disclosed in a section of the Company Disclosure Letter only to the extent that it is reasonably apparent on its face from such disclosure in such filing or report that it is applicable to such section of the Company Disclosure Letter and (ii) this clause (a) will not apply to any of Section 3.01, Section 3.02, Section 3.03, Section 3.04 and Section 3.07) or (b) subject to Section 9.04(j), as set forth in the corresponding section of the disclosure letter delivered by the Company to Parent concurrently with the execution and delivery by the Company of this Agreement (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

3.01         Organization, Standing and Power.  Each of the Company and the Company’s Subsidiaries (collectively, the “Company Subsidiaries”) is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept), except, in the case of the Company Subsidiaries, where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries has all requisite entity power and authority to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company has made available to Parent true and complete copies of the articles of incorporation of the Company in effect as of the date of this Agreement (the “Company Articles”) and the code of regulations of the Company in effect as of the date of this Agreement (the “Company Regulations”). The Company Articles and the Company Regulations are in full force and effect.

3.02       Company Subsidiaries.  All the outstanding shares of capital stock or voting securities of, or other equity interests in, each Company Subsidiary have been validly issued and are fully paid and nonassessable and are owned by the Company, by another Company Subsidiary or by the Company and another Company Subsidiary, free and clear of (a) all Liens and (b) any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock, voting securities or other equity interests), except, in the case of the foregoing clauses (a) and (b), as imposed by this Agreement, the Organizational Documents of the Company Subsidiaries or applicable securities Laws. Section 3.02 of the Company Disclosure Letter sets forth a true and complete list of the Company Subsidiaries. The Company has made available to Parent true and complete copies of the Organizational Documents of each Company Subsidiary in effect as of the date of this Agreement. Neither the Company nor any Company Subsidiary owns any shares of capital stock or voting securities of, or other equity interests in, any Person other than the Company Subsidiaries.

3.03       Capital Structure.

(a)          The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 1,500,000 shares of preferred stock of the Company, $0.15 par value (the “Company Preferred Stock”). As of the close of business on October 4, 2016 (the “Measurement Date”), (i) 10,519,728 shares of Company Common Stock (which includes all Company Restricted Shares, shares of Company Common Stock issued to non-employee directors under the Company’s 2012 Incentive and Equity Award Plan and all shares of Company Common Stock outstanding under the Energy West, Inc. Retirement Savings Plan) were issued and outstanding, (ii) no shares of Company Preferred Stock were issued and outstanding and (iii) no shares of Company Common Stock were held by the Company in its treasury. As of the close of business on the Measurement Date, an aggregate of 686,950 shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plans and 250,000 shares of Company Common Stock were reserved and available for issuance upon any conversion of the Convertible Note. As of the close of business on the Measurement Date, (i) an aggregate of 1,666 unvested Company Restricted Shares were outstanding under the Company Stock Plans (which Company Restricted Shares will become fully vested in connection with the consummation of the Merger in accordance with their terms), (ii) no Company Stock Options were issued and outstanding under the Company Stock Plans, and (iii) no shares of Company Common Stock were issued and outstanding to non-employee directors under the Company’s 2012 Non-Employee Director Stock Award Plan.

(b)          All outstanding shares of Company Common Stock are, and all shares of Company Common Stock that may be issued upon the vesting of Company Restricted Shares will be, when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to, or issued in violation of, any preemptive right. Except as set forth in this Section 3.03 or in Section 3.03(b) of the Company Disclosure Letter (which contains a correct and complete list, as of the date hereof, of all Company Restricted Shares, including, to the extent applicable, the holder thereof, the date of grant, number of Company Restricted Shares, and the vesting schedule), or pursuant to the terms of this Agreement, there are not issued, reserved for issuance or outstanding, and there are not any outstanding obligations of the Company or any Company Subsidiary to issue, deliver, grant or sell, or cause to be issued, delivered, granted or sold, (i) any capital stock of the Company or any Company Subsidiary or any securities of the Company or any Company Subsidiary convertible into or exchangeable or exercisable for shares of capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary, (ii) any equity-based awards, contingent value rights, “phantom” stock warrants, calls, options or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or other securities or ownership interests in, the Company, or other rights to acquire from the Company or any Company Subsidiary, or any other obligation or agreement of the Company or any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, any capital stock or voting securities of, or other equity interests in, the Company or any Company Subsidiary or (iii) any other rights, arrangements or agreements to receive cash in respect of the value of capital stock of the Company or any Company Subsidiary (the securities described in foregoing clauses (i), (ii) and (iii), collectively, “Equity Securities”). Except pursuant to the Company’s 2012 Incentive and Equity Award Plan, the Company’s 2012 Non-Employee Director Stock Award Plan, the Energy West, Inc. Retirement Savings Plan and the Company DRIP, there are not any: (i) outstanding obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Equity Securities; (ii) voting trusts, proxies or similar arrangements or understandings to which the Company is a party or by which the Company is bound with respect to the voting of any shares of capital stock of, or other equity or voting interest in, the Company; or (iii) obligations or binding commitments of any character restricting the transfer of any shares of capital stock of, or other equity or voting interest in, the Company to which the Company is a party or by which it is bound. Except as set forth in Section 3.03(b) of the Company Disclosure Letter, there is no outstanding Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company or Company Subsidiary may vote (“Company Voting Debt”). Except for the quarterly dividend of $0.075 per share of Company Common Stock that the Company Board declared for the fiscal quarter ended September 30, 2016, there are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company. No Company Subsidiary owns any Equity Securities or shares of Company Common Stock. From the Measurement Date to the date of this Agreement, no shares of Company Common Stock have been issued.

(c)          The Company is not a party to any Contract relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any Equity Securities.

3.04         Authority; Execution and Delivery; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger, subject, in the case of the Merger, to the receipt of the Company Shareholder Approval. The Company Board has adopted resolutions, at a meeting duly called at which a quorum of directors of the Company was present, (a) determining that it is in the best interests of the Company and its shareholders, and declaring it advisable, for the Company to enter into this Agreement, (b) adopting this Agreement and approving the Company’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated thereby and (c) resolving to recommend that the Company’s shareholders approve this Agreement (the “Company Board Recommendation”) and directing that this Agreement be submitted to the Company’s shareholders for approval at a duly held meeting of such shareholders called for such purpose (the “Company Shareholders Meeting”). Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for (i) the approval of this Agreement by the affirmative vote of the holders of a majority of all of the outstanding shares of Company Common Stock entitled to vote at the Company Shareholders Meeting (the “Company Shareholder Approval”) and (ii) the filing of the Certificate of Merger as required by the OGCL, no other vote or corporate proceedings on the part of the Company, the Company Board or the Company’s shareholders are necessary to authorize, adopt or approve this Agreement or to consummate the Merger. The Company has duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms, subject in all respects to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law) (collectively, the “Bankruptcy and Equity Exceptions”).

3.05        No Conflicts; Consents.

(a)          The execution and delivery by the Company of this Agreement does not, and the performance by the Company of its covenants and agreements hereunder and the consummation of the Merger will not, (i) subject to obtaining the Company Shareholder Approval, conflict with, or result in any violation of any provision of, the Company Articles, the Company Regulations or the Organizational Documents of any Company Subsidiary, (ii) subject to obtaining the Consents set forth in Section 3.05(a)(ii) of the Company Disclosure Letter (the “Company Required Consents”), conflict with, result in any violation or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation, or result in the creation of any Liens on the properties, assets or rights of the Company or any Company Subsidiary, or give rise to the loss of a material benefit, in each case, under any Contract or any Permit of the Company applicable to the business of the Company and the Company Subsidiaries or (iii) subject to obtaining the Company Shareholder Approval and the Consents referred to in Section 3.05(b) and making the Filings referred to in Section 3.05(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to the Company or any Company Subsidiary or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that (i) has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) would not prevent or materially impede, interfere with or delay the consummation of the Merger.

(b)          No consent, approval, waiver or Permit (“Consent”) of or from, or registration, declaration, notice or filing (“Filing”) made to or with, any Governmental Entity is required to be obtained or made by the Company or any Company Subsidiary in connection with the Company’s execution and delivery of this Agreement or its performance of its covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i)          (1) the filing with the Securities and Exchange Commission (the “SEC”), in preliminary and definitive form, of the Proxy Statement and (2) the filing with the SEC of such reports under, and such other compliance with, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), and rules and regulations of the SEC promulgated thereunder, as may be required in connection with this Agreement or the Merger;

(ii)         compliance with, Filings under and the expiration of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”);

(iii)        the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Ohio;

(iv)        (1) any required Filings with, and any required Consents of, each of the MPUC, the MTPSC, the NCUC and the PUCO (collectively, the “State Utilities Commissions”) and (2) and the other Filings and Consents set forth in Section 3.05(b)(iv) of the Company Disclosure Letter (the Consents and Filings set forth in Section 3.05(b)(ii) and this Section 3.05(b)(iv), collectively, the “Company Required Statutory Approvals”);

(v)         the Company Required Consents; and

(vi)        such other Filings or Consents the failure of which to make or obtain (1) would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (2) would not prevent or materially impede, interfere with or delay the consummation of the Merger.

3.06       Company Reports; Financial Statements.

(a)          The Company has furnished or filed all registration statements, reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be furnished or filed by the Company with the SEC since January 1, 2014 (such documents, together will all exhibits, financial statements, including the Company Financial Statements, and schedules and amendments thereto and all information incorporated therein by reference, being collectively referred to as the “Company Reports”). Each Company Report (i) at the time furnished or filed, complied in all material respects with the applicable requirements of the Exchange Act or the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company Report and (ii) did not at the time it was filed (or if amended or superseded by a filing or amendment, then at the time of such filing or amendment) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has made available to Parent true, correct and complete copies of all written correspondence between the SEC and the Company and any of the Company Subsidiaries occurring since January 1, 2014 and prior to the date of this Agreement. As of the date of this Agreement, there are no outstanding comments received by the Company from, or unresolved issues raised by the SEC with the Company, with respect to any of the Company Reports, and to the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation. None of the Company’s Subsidiaries is required to file periodic reports with the SEC pursuant to pursuant to Section 13 or 15(d) of the Exchange Act. Each of the consolidated financial statements of the Company included in the Company Reports (the “Company Financial Statements”) complied at the time it was filed as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, was prepared in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited pro forma or quarterly financial statements, as permitted by Forms 10-Q and 8-K of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects, in accordance with GAAP, the consolidated financial position of the Company and the Company’s consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows and changes in stockholders equity, as applicable, for the periods shown (subject, in the case of unaudited pro forma or quarterly financial statements, to normal year-end audit adjustments, none of which is expected to be material). Except as disclosed in the Company Reports, there are no unconsolidated Subsidiaries of the Company or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K promulgated by the SEC.

(b)          Except as otherwise set forth on Section 3.06(b) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any liability of any nature that is required by GAAP to be set forth on a consolidated balance sheet (including the notes thereto) of the Company and the Company Subsidiaries, except liabilities (i) reflected or reserved against in the most recent balance sheet (including the notes thereto) of the Company and the Company Subsidiaries included in the most recent Company Report filed prior to the date hereof, (ii) incurred in the ordinary course of business consistent with past practice since the date of such balance sheet or (iii) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement. Section 3.06(b) of the Company Disclosure Letter contains a true, correct and complete list of each item of Indebtedness involving an amount greater than $75,000 or that is otherwise material to the Company as a whole as of the date of this Agreement, other than Indebtedness reflected in such balance sheet.

(c)          Since January 1, 2014, the chief executive officer and chief financial officer of the Company have made all certifications (without qualification or exceptions to the matters certified) required by the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the statements contained in any such certifications are complete and correct. The Company maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company has established and maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company and the Company Subsidiaries required to be disclosed in the Company Reports filed or submitted under the Exchange Act is made known to the Company’s principal executive officer and its principal financial officer by others within those entities. Since January 1, 2014, subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (i) all applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE MKT. The Company’s principal executive officer and principal accounting or financial officer (or each former principal executive officer and principal accounting or financial officer) have disclosed based on their most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since January 1, 2014. As of the date of this Agreement, no material weaknesses in the design or operation of the Company’s internal control over financial reporting have been identified by the Company or, to the Knowledge of the Company, the Company’s independent registered public accounting firm. As of the date of this Agreement, there is no reason to believe that the Company’s auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act in connection with the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ending September 30, 2016.

3.07        Absence of Certain Changes or Events.  Except as set forth on Section 3.07 of the Company Disclosure Letter: (a) from December 31, 2015 to the date of this Agreement, each of the Company and the Company Subsidiaries has conducted its respective business in all material respects in the ordinary course of business; and (b) since December 31, 2015, there has not occurred any (i) action that, if taken after the date of this Agreement, would be prohibited by Section 5.01(a) of this Agreement if taken without the prior written consent of Parent. Since December 31, 2015, there has not occurred any fact, circumstance, effect, change, event or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.08        Taxes.

(a)          Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          Each of the Company and each Company Subsidiary has (1) timely filed, taking into account any valid extensions, all Tax Returns required to have been filed and such Tax Returns are accurate and complete in all respects and (2) timely paid all Taxes due and payable (whether or not shown on such Tax Returns) or, where payment is not yet due, has made adequate provisions for all Taxes in the Company Financial Statements in accordance with GAAP. There are no Liens with respect to Taxes upon any of the assets or properties of either the Company or any Company Subsidiary, other than with respect to Taxes not yet due and payable;

(ii)         Neither the Company nor any Company Subsidiary has (1) received written notice of any audit, examination, investigation or other proceeding from any taxing authority for any amount of unpaid Taxes asserted against the Company or any Company Subsidiary, which have not been fully paid or settled, or (2) with respect to any tax years open for audit as of the date hereof, granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax;

(iii)        Neither the Company nor any Company Subsidiary (1) is or has ever been, within the applicable statute of limitations, a member of an affiliated group (other than a group the comment parent of which is the Company) filing a consolidated federal income Tax Return or (2) has any liability for Taxes of any Person (except for the Company or any Company Subsidiary) arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor, by contract or otherwise;

(iv)        Neither the Company nor any Company Subsidiary is a party to or is otherwise bound by any Tax sharing, allocation or indemnification agreement or arrangement, except for such an agreement or arrangement (1) exclusively between or among the Company and Company Subsidiaries or (2) with customers, vendors, lessors or other third parties entered into in the ordinary course of business and not primarily related to Taxes;

(v)         Within the past three (3) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify for tax-free treatment under Section 355 of the Code;

(vi)        Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2) or Treasury Regulations Section 301.6111-2(b) in any tax year for which the statute of limitations has not expired;

(vii)       All Taxes required to be withheld, collected or deposited by or with respect to Company and the Company Subsidiaries have been timely withheld, collected or deposited as the case may be, and to the extent required, have been paid to the relevant taxing authority;

(viii)      Neither the Company nor any Company Subsidiary will be required to include amounts in income, or exclude items of deduction, in a taxable period beginning after the Closing Date as a result of (i) a change in method of accounting occurring prior to the Closing Date, (ii) an installment sale or open transaction arising in a taxable period (or portion thereof) ending on or before the Closing Date, (iii) a prepaid amount received prior to the Closing Date or (iv) deferred gains arising prior to the Closing Date; and

(ix)         Neither the Company nor any Company Subsidiary has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.09         Employee Benefits.

(a)          Section 3.09(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Company Benefit Plan and each material Company Benefit Agreement.

(b)          With respect to each Company Benefit Plan and Company Benefit Agreement listed in Section 3.09(a) of the Company Disclosure Letter, the Company has made available to Parent, to the extent applicable, complete and accurate copies of (i) the plan document (or, if such arrangement is not in writing, a written description of the material terms thereof), including any amendment thereto, any summary plan description thereof and any summary of material modifications thereto, (ii) each trust, insurance, custodial, annuity or other funding Contract or instrument related thereto, (iii) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (iv) the most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service (the “IRS”) with respect thereto, (v) the most recently received IRS determination letter or, with respect to any Company Benefit Plan that is a master/prototype or volume submitter plan, the most recently received IRS advisory, opinion, or notification letter and (vi) copies of any calculations prepared in connection with Section 280G of the Code (whether or not final) with respect to any Company Personnel in connection with the Merger (together with the underlying documentation on which such calculations are based). No Company Benefit Plan or Company Benefit Agreement is maintained outside the jurisdiction of the United States, or covers any Company Personnel residing or working outside of the United States.

(c)          Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan and each Company Benefit Agreement has been established, administered and maintained in compliance with its terms and with the requirements prescribed by ERISA, the Code and all other applicable Laws, (ii) there are no Claims (other than routine claims for benefits in the ordinary course) pending or threatened in writing or, to the Knowledge of the Company, orally against, relating to or otherwise in connection with any Company Benefit Plan or Company Benefit Agreement or any asset, fiduciary or party-in-interest thereof, or the Company or any Company Subsidiary with respect to any Company Benefit Plan or Company Benefit Agreement and no facts or circumstances exist that could reasonably be expected to give rise to any such Claims and (iii) all required payments, contributions, reimbursements, premium payments, expenses and accruals due from or required to be made by the Company or any Company Commonly Controlled Entity to any Company Benefit Plan or Company Benefit Agreement for all periods ending prior to or as of the Closing have been timely made on or before their applicable due dates, or properly accrued on the balance sheet to the extent required by GAAP. Except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, neither the Company, any Company Subsidiary nor any Company Commonly Controlled Entity has engaged in, and there has not been, any non-exempt transaction prohibited by ERISA or by Section 4975 of the Code with respect to any Company Benefit Plan or Company Benefit Agreement or their related trusts that would reasonably be expected to result in a liability of the Company, any Company Subsidiary or a Company Commonly Controlled Entity. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no Company Benefit Plan or Company Benefit Agreement is under any pending or current audit, investigation or administrative proceeding by the IRS, the Department of Labor, or any other Governmental Entity, nor is any such audit, administrative proceeding or investigation threatened in writing or, to the Knowledge of the Company, orally.

(d)          Neither the Company, any Company Subsidiary, nor any Company Commonly Controlled Entity has ever maintained, contributed to, been required to contribute, or otherwise had any liability with respect to a plan subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code. Except as set forth in Section 3.09(d) of the Company Disclosure Letter, no Company Benefit Plan or Company Benefit Agreement is a multiemployer plan, within the meaning of Section 3(37) or Section 4001(a)(3) of ERISA (a “Multiemployer Plan”), or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA, and neither the Company, any Company Subsidiary nor any Company Commonly Controlled Entity has contributed to or been obligated to contribute to any such plan within the six (6) years preceding this Agreement. With respect to any Multiemployer Plan to which the Company, any Company Subsidiary or any Company Commonly Controlled Entity has any liability or contributes (or has at any time contributed or had an obligation to contribute), neither the Company, any Company Subsidiary nor any Company Commonly Controlled Entity has incurred any withdrawal liability under Title IV of ERISA that remains unsatisfied, or would be subject to such liability if, as of the Closing Date, the Company, any Company Subsidiary or any Company Commonly Controlled Entity was to engage in a complete withdrawal (as defined in Section 4203 of ERISA) or a partial withdrawal (as defined in Section 4205 of ERISA) from any such Multiemployer Plan. Except for matters that would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company, any Company Subsidiary nor any Company Commonly Controlled Entity has incurred any liability, including, without limitation, Controlled Group Liability, that has not been satisfied in full nor do any circumstances or conditions exist that could reasonably be expected to give rise to any liability, including any Controlled Group Liability. For the purposes of this Agreement, “Controlled Group Liability” means any and all Taxes, fines, Liens, penalties or other liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code or (vi) under any other similar applicable Laws.

(e)          Except as set forth in Section 3.09(e) of the Company Disclosure Letter, each Company Benefit Plan that is intended to be qualified under Section 401(a) or Section 501(c)(9) of the Code, as applicable, is so qualified and such plan has received a currently effective favorable determination letter or opinion or notification to that effect from the IRS and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that could reasonably be expected to cause the loss of such qualification.

(f)          Except as set forth in Section 3.09(f) of the Company Disclosure Letter, neither the Company nor any Company Subsidiary has any liability for providing health, medical or other welfare benefits after retirement or other termination of employment, except for coverage or benefits required to be provided under Section 4980(B)(f) of the Code or other applicable Law.

(g)          Except as expressly provided in Section 6.10 or as set forth in Section 3.09(g) of the Company Disclosure Letter, none of the execution and delivery of this Agreement, shareholder approval of this Agreement, the performance by any party of its covenants and agreements hereunder or the consummation of the Merger (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) could reasonably be expected to (i) entitle any Company Personnel to any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit, increase the amount of any compensation or benefit due to any Company Personnel, or trigger any other obligation under any Company Benefit Plan or Company Benefit Agreement, (iii) directly or indirectly cause the Company to transfer or set aside any assets to fund the benefits under any Company Benefit Plan or Company Benefit Agreement or (iv) result in any payment or benefit that could, individually or in combination with any other such payment, not be deductible under Section 280G of the Code. Neither the Company nor any Company Subsidiary has any obligation (including, indirectly, by way of indemnification) to make any Tax gross-up payments, as a result of the interest and penalty provisions of Section 4999 of the Code, or as a result of any violation of Section 409A of the Code, to any individual.

3.10         Labor and Employment Matters. Except as set forth in Section 3.10 of the Company Disclosure Letter, neither the Company nor any Company Subsidiary is party to any collective bargaining agreement or similar labor union Contract with respect to any of their respective employees (the Contracts set forth in Section 3.10 of the Company Disclosure Letter, the “Company Union Contracts”). To the Knowledge of the Company, (a) there are no labor-related strikes, walkouts or lockouts pending or threatened with respect to any employee of the Company or any Company Subsidiary, and (b) there is no pending union organizing campaign and no labor union has made a pending demand for recognition or certification with respect to any employee of the Company or any Company Subsidiary. The Company is in material compliance with all Laws relating to the employment of labor, including all such Laws relating to wages, hours, discrimination, immigration, the WARN Act and any similar state or local “mass layoff” or “plant closing” Law. Except for matters that would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all individuals who perform services on behalf of the Company or any Company Subsidiary are properly classified as Company Employees, independent contractors or otherwise.

3.11         Litigation. Except as set forth in Section 3.11 of the Company Disclosure Letter, there is no Claim before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary or any of their respective properties, rights or assets, or any of their respective directors, officers, or employees in their capacity as such, or, to the Knowledge of the Company, any other Person to whom the Company or any of the Company Subsidiaries may be liable by way of indemnity or guarantee or similar arrangement that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.11 of the Company Disclosure Letter, there is no Judgment outstanding against or, to the Knowledge of the Company, investigation by any Governmental Entity of the Company or any Company Subsidiary or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.11 of the Company Disclosure Letter sets forth a true and complete list of each Claim involving an amount in excess of $100,000.

3.12         Compliance with Applicable Laws; Permits and Assets.

(a)          Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and at all times since January 1, 2014 have been, in compliance with all applicable Laws and have not received written or, to the Knowledge of the Company, oral notice of any violation of Law with respect to the Company, the Company Subsidiaries or their respective assets or business and, in each case, no Claim is pending, or to the Knowledge of the Company, threatened with respect to any such matters.

(b)          The Company and the Company Subsidiaries hold all material Permits necessary in order to own, lease, maintain, operate and conduct the business and operations of the Company and the Company Subsidiaries as currently conducted in substantially the same manner as that the Company and the Company Subsidiaries have been operating their respective businesses prior to the date hereof. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all such Permits are in full force and effect, and there exists no default thereunder or breach thereof, and none of the Company or any Company Subsidiary has notice or actual knowledge that such Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given written or, to the Knowledge of the Company, oral notice to the Company or any Company Subsidiary that it has taken or intends to take any action to terminate, suspend, cancel or reform any such Permit.

(c)          Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (1) each of the Company and the Company Subsidiaries is, and since January 1, 2014 has been, in compliance with (A) all applicable material data protection, privacy and other applicable Laws governing the collection or use (including the storage, display, transfer and other disposition) of any personal information and (B) any material privacy policies or related policies, programs or other written or, to the Knowledge of the Company, oral notices that concern the Company’s or any Company Subsidiaries’ collection or use of any personal information of any Person; and (2) since January 1, 2014, there have not been any incidents of material data security breaches, or any written or, to the Knowledge of the Company, oral complaints or notices to, or any audits, proceedings or investigations conducted or claims asserted in writing or, to the Knowledge of the Company, orally by any other Person (including any Governmental Entity) regarding the unauthorized or illegal collection or use (including the storage, display, transfer and other disposition) of personal information of any Person by the Company or any Company Subsidiaries or any violation of applicable Law, and no such claim is pending or, to the Knowledge of the Company, threatened.

3.13         Takeover Statutes. Assuming that the representations and warranties of Parent and Merger Sub contained in Section 4.09 are true and correct, the Board of Directors of the Company has taken all actions necessary so that, to the extent applicable, the restrictions contained in Sections 1701.83, 1701.831 and 1701.832 and Chapter 1704 of the OGCL will not apply to the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby, including the Merger, and the Merger is not subject to any “control share acquisition,” “business combination,” “fair price,” “moratorium” or any other antitakeover statute or regulation (each, a “Takeover Statute”) or any antitakeover provision in the Company Articles or Company Regulations. The Company does not have a shareholder rights plan.

3.14         Environmental Matters.

(a)          Except for matters that would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)          the Company and the Company Subsidiaries are in compliance with all, and within the applicable statute of limitations have not violated any, Environmental Laws, and, except for matters that have been fully and finally resolved, neither the Company nor any Company Subsidiary has received any written or, to the Knowledge of the Company, oral communication from a Governmental Entity or other Person that alleges that the Company or any Company Subsidiary is in violation of any Environmental Law or any Permit issued pursuant to Environmental Law (each, an “Environmental Permit”);

(ii)         with respect to all Environmental Permits necessary to conduct the respective operations of the Company or the Company Subsidiaries as currently conducted, (1) the Company and each of the Company Subsidiaries have obtained and are in compliance with all, and within the applicable statute of limitations have not violated any, such Environmental Permits, (2) all such Environmental Permits are valid and in good standing and (3) neither the Company nor any Company Subsidiary has received written or, to the Knowledge of the Company, oral notice from any Governmental Entity seeking to modify, revoke or terminate, any such Environmental Permits;

(iii)        there are no Environmental Claims pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that have not been fully and finally resolved;

(iv)        to the Knowledge of the Company, there are and have been no actual or threatened Releases of Hazardous Materials at any property currently or formerly owned, leased or operated by the Company or any Company Subsidiary, or at any other location (including third-party disposal sites) that would reasonably be expected to form the basis of any Environmental Claim against the Company or any Company Subsidiary, or result in liability to the Company or any Company Subsidiary under any Environmental Laws;

(v)         none of the Company or any Company Subsidiaries has entered into any consent decree or other agreement with any Governmental Entity, and none of the Company or any Company Subsidiaries is subject to any Judgment or similar requirement, in either case relating to any Environmental Laws or to Hazardous Materials; and

(vi)        none of the Company or any Company Subsidiaries has assumed or provided indemnity against any liabilities or obligations of any other Person under or relating to Environmental Laws.

(b)          Seller has made available to Parent complete and accurate copies of all material studies, audits, assessments or investigations concerning compliance with, or liabilities or obligations under, any Environmental Laws that relate to the Company or any of the Company Subsidiaries and that are in the possession or control of the Company or any Company Subsidiary.

3.15        Contracts.

(a)          Except as set forth on Section 3.15(a) of the Company Disclosure Letter, and except for this Agreement, Company Benefit Plans and Company Benefit Agreements, neither the Company nor any Company Subsidiary is a party to any Contract:

(i)          required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been filed;

(ii)         relating to firm (i) interstate pipeline transportation, including any interconnection, balancing and transportation agreements or (ii) natural gas storage service, in each case that is material to the Company as a whole or any Company Subsidiary;

(iii)        that generates revenues to the Company or the Company Subsidiaries in excess of $75,000 on an annual basis or requires payment by the Company or the Company Subsidiaries in excess of $75,000 on an annual basis;

(iv)        that obligates the Company or any Company Subsidiary to make any capital commitments or capital expenditures totaling more than $100,000 on an annual basis;

(v)         for the purchase or sale of assets (other than natural gas or other inventory purchased by the Company or any Company Subsidiary in the ordinary course of business) or a business, in each case with material obligations remaining to be performed or any material liabilities continuing after the date of this Agreement, including any “earn-out” or other contingent or fixed payment obligations in excess of $100,000;

(vi)        that contains restrictions on the right of the Company, any Company Subsidiary or any of their Affiliates (including, assuming for these purposes the Closing has occurred, Parent or any of its Affiliates) to (A) engage in any line of business or activities competitive with any Person or in any geographical area, (B) to offer or sell any product or service to any Person or class of Persons or (C) to solicit customers or suppliers anywhere in the world;

(vii)       relating to third party guarantee obligations of the Company or any Company Subsidiary;

(viii)      relating to a partnership, joint venture or similar arrangement that is material to the Company as a whole or any Company Subsidiary;

(ix)         relating to any item of Indebtedness involving an amount greater than $75,000 or that is otherwise material to the Company as a whole;

(x)          that is a settlement or similar Contract with any Governmental Entity, or that is a settlement or similar Contract pursuant to which the Company or any Company Subsidiary is obligated to pay consideration after the date of this Agreement in excess of $100,000; or

(xi)         is a Contract that relates to material Intellectual Property of the Company or any Company Subsidiary, excluding off-the-shelf software licenses with annual fees less than $40,000;

(xii)        any Real Property Agreement that is material to the Company as a whole or any Company Subsidiary;

(xiii)       that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Company Subsidiary, prohibits the pledging of the capital stock of the Company or any Company Subsidiary or prohibits the issuance of guarantees by the Company or any Company Subsidiary; or

(xiv)       any Contract relating to swaps that involves an amount greater than $75,000 or is otherwise material to the Company as a whole;

(each Contract of the type described in this Section 3.15(a), whether or not set forth on Section 3.15(a) of the Company Disclosure Letter, and any Contract of such type entered into after the date hereof and prior to the Closing, a “Material Company Contract”).

(b)          A true and correct copy of each Material Company Contract has been made available to Parent prior to the date of this Agreement. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Company Contract is a valid, binding and legally enforceable obligation of the Company or one of the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, of the other parties thereto, subject in all respects to the Bankruptcy and Equity Exceptions, (ii) each such Material Company Contract is in full force and effect in accordance with its terms and (iii) none of the Company or any Company Subsidiary is (with or without notice or lapse of time, or both) in breach or default under any such Material Company Contract and, to the Knowledge of the Company, no other party to any such Material Company Contract is (with or without notice or lapse of time, or both) in breach or default thereunder.

3.16        Real Property. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (1) each of the Company and the Company Subsidiaries has either (A) good, marketable and indefeasible title, in fee, free and clear of any Liens, other than Permitted Liens, or (B) good and valid leasehold, easement, license or other rights, to the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto necessary to permit it to conduct its business as currently conducted, including, without limitation, all transmission lines (the “Company Real Property”); (2) the Company and the Company Subsidiaries possess all permits, deeds, leases, licenses, easements, rights or way, surface rights, operating authorities, orders, exemptions, franchises, variances, consents, approvals and such other similar agreements granting rights in real property or other similar authorizations relating to real property (collectively, “Real Property Agreements”) required for the present ownership and operation of all Company Real Property; and (3) none of the Company or any Subsidiary of the Company has received written or, to the Knowledge of the Company, oral notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation, nor is any such proceeding, action or agreement pending or, to the Knowledge of the Company, threatened in writing, with respect to any portion of any Company Real Property.

3.17        Personal Property. The Company and the Company Subsidiaries own, lease or license all material equipment, inventory, Intellectual Property, real property (and interests in real property) and other assets necessary to conduct the business and operations of the Company and the Company Subsidiaries in substantially the same manner as that the Company and the Company Subsidiaries have been operating their respective businesses prior to the date hereof. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the machinery and equipment of the Company and the Company Subsidiaries are in normal operating condition and are in a reasonable state of maintenance and repair and are suitable in all material respects for the purposes for which they are now being used in the conduct of the business of the Company and the Company Subsidiaries.

3.18        Intellectual Property. Section 3.18 of the Company Disclosure Letter sets forth a true and complete list of all worldwide patent, trademark and copyright registrations and applications thereof, and domain names owned by the Company, that are material to the Company and the Company Subsidiaries as a whole. Except as has not had or would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) the Company and the Company Subsidiaries own or have the right to use all Intellectual Property used in their businesses as presently conducted, and the conduct of such businesses does not infringe or violate the rights of others, and (b) no Person is violating any Intellectual Property owned by the Company or any of the Company Subsidiaries.

3.19        Insurance.

(a)          Except as would not have and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (1) the Company and the Company Subsidiaries maintain insurance coverage with financially responsible insurance companies against such risks and in such amounts as are customary in the industries in which the Company and the Company Subsidiaries operate, including fire and casualty, general liability, director and officer, business interruption, product liability, and sprinkler and water damage insurance policies (“Insurance Policies”) and (2) such Insurance Policies are in full force and effect and all premiums due with respect to all Insurance Policies have been paid. The Company and the Company Subsidiaries have not reached or exceeded their policy limits for any insurance policies in effect at any time during the past three (3) years. Except as set forth in Section 3.19(a) of the Company Disclosure Letter, no insurance provider has issued any reservation right letters for any claims pending or, to the Knowledge of the Company, threatened.

(b)          Excluding insurance policies that have expired and been replaced in the ordinary course of business, no excess liability or protection and indemnity insurance policy has been canceled by the insurer, and no threat in writing has been made to cancel (excluding cancellation upon expiration or failure to renew) any such insurance policy of the Company or any Subsidiary of the Company. Except as set forth in Section 3.19(b) of the Company Disclosure Letter and except for such matters that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect, no event has occurred, including the failure by the Company or any Company Subsidiary to give any notice or information or by giving any inaccurate or erroneous notice or information, that limits or impairs the rights of the Company or any Company Subsidiary under any such excess liability or protection and indemnity insurance policies in effect on the date of this Agreement.

3.20        Regulatory Status.

(a)          The Company is not subject to or is otherwise exempt from regulation with respect to Federal Energy Regulatory Commission (“FERC”) access to books and records under the Public Utility Holding Company Act of 2005 (“PUHCA 2005”). Except as set forth in Section 3.20(a)(i) of the Company Disclosure Letter, none of the Company or the Company Subsidiaries is regulated as a “public utility” under the Federal Power Act or as a “natural gas company” under the Natural Gas Act, and the assets of the Company and the Company Subsidiaries are not regulated by the FERC as an interstate pipeline and are not subject to any FERC abandonment approval prior to disposition. Except for the Company Subsidiaries set forth in Section 3.20(a)(ii) of the Company Disclosure Letter, none of the Company Subsidiaries are regulated as a public utility, public service company or gas utility (or similar designation) or under applicable Law of any state or foreign nation.

(b)          All filings (except for immaterial filings) required to be made by the Company or any Company Subsidiary since January 1, 2014, with any of the State Utilities Commissions or FERC, as the case may be, have been made, including all forms, statements, reports, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related material documents, and all such filings complied, as of their respective dates, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder in all material respects.

(c)          Except as set forth in Section 3.20(c) of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of the Company Subsidiaries all or part of whose rates or services are regulated by a Governmental Entity (1) is a party to any rate case before a Governmental Entity with respect to rates charged by the Company or any of the Company Subsidiaries, (2) has rates in any amounts that have been or are being collected subject to refund, pending final resolution of any rate proceeding pending before a Governmental Entity or on appeal to a court (other than rates based on estimated costs and/or revenues that are subject to adjustment once the actual costs and/or revenues become known) or (3) is a party to any contract with any Governmental Entity imposing conditions on rates or services in effect as of the date hereof or that are as of the date hereof scheduled to go into effect at a later time.

3.21        Affiliate Transactions. Except as set forth in the Company Reports or in Section 3.21 of the Company Disclosure Letter, since January 1, 2014, there have been no and are not now any transactions, or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, or series of related transactions, (i) between the Company or any Company Subsidiary, on the one hand, and any officer or director of the Company or any Company Subsidiary, on the other hand, (ii) between the Company or any Company Subsidiary, on the one hand, and any record or beneficial owner of 5% or more of the voting securities of the Company or any Company Subsidiary, on the other hand, (iii) between the Company or any Company Subsidiary, on the one hand, and any Affiliate of the Company or any Company Subsidiary, on the other hand, (iv) between the Company or any Company Subsidiary, on the one hand, and Richard M. Osborne or any of his Affiliates, on the other hand, (v) between the Company or any Company Subsidiary, on the one hand, and the Intertech Group or any of its Affiliates, on the other hand or (vi) that would otherwise be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

3.22        Brokers’ Fees and Expenses. Except for any Person set forth in Section 3.22 of the Company Disclosure Letter (each such Person, a “Company Financial Advisor”), the fees and expenses of which will be paid by the Company, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by or on behalf of the Company or any Company Subsidiary. True, correct and complete copies of all agreements with any Company Financial Advisor relating to any such fees or other payments have been made available to Parent prior to the date of this Agreement.

3.23        Opinion of Financial Advisor. The Company Board has received a written opinion (or an oral opinion to be confirmed in writing) of the Company Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the various matters, limitations, qualifications and assumptions set forth therein, the Merger Consideration to be paid to the holders of shares of Company Common Stock (other than any shares owned by the Company as treasury stock, any shares that are owned by a wholly owned Subsidiary of the Company, or any shares that are owned directly or indirectly by Parent or Merger Sub) pursuant to this Agreement is fair, from a financial point of view, to such holders. A true, complete and correct copy of such opinion will be made available to Parent, for informational purposes only, as promptly as practicable following the delivery of such opinion to the Company.

3.24        No Additional Representations. Except for the representations and warranties expressly set forth in Article IV (as modified by the Parent Disclosure Letter), the Company specifically acknowledges and agrees that neither Parent nor any of its Affiliates, Representatives or shareholders or any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity). Except for the representations and warranties expressly set forth in this Article III (as modified by the Company Disclosure Letter), the Company hereby expressly disclaims and negates: (a) any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to (i) the Company or the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or (ii) any opinion, projection, forecast, statement, budget, estimate, advice or other information (including information with respect to filings with and consents of any Governmental Entity (including the State Utilities Commissions) or information with respect to the future revenues, results or operations (or any component thereof), cash flows, financial condition (or any component thereof) or the future business and operations of the Company or the Company Subsidiaries, as well as any other business plan and cost-related plan information of the Company or the Company Subsidiaries), made, communicated or furnished (orally or in writing), or to be made, communicated or furnished (orally or in writing), to Parent, its Affiliates or its Representatives, in each case, whether made by the Company or any of its Affiliates, Representatives or shareholders or any other Person (this clause (ii), collectively, “Company Projections”); and (b) all liability and responsibility for any such other representation or warranty or any such Company Projections; except, with respect to any of the foregoing contained in clauses (a) and (b), in the case of actual fraud.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 9.04(j), except as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution and delivery by Parent and Merger Sub of this Agreement (the “Parent Disclosure Letter”), Parent and Merger Sub represent and warrant to the Company as follows:

4.01        Organization, Standing and Power. Each of Parent and Merger Sub is duly organized, validly existing and in active status or good standing, as applicable, under the laws of the jurisdiction in which it is organized (in the case of active status or good standing, to the extent such jurisdiction recognizes such concept). Each of Parent and Merger Sub has all requisite entity power and authority to own, operate, lease or otherwise hold its properties and assets and to conduct its businesses as presently conducted, except where the failure to have such power or authority has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent and Merger Sub is duly qualified or licensed to do business in each jurisdiction where the nature of its business or the ownership, operation or leasing of its properties make such qualification necessary, except in any such jurisdiction where the failure to be so qualified or licensed has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.02        Authority; Execution and Delivery; Enforceability. Each of Parent and Merger Sub has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and agreements hereunder and to consummate the Merger. The board of directors of Parent has adopted resolutions (a) determining that it is in the best interests of Parent and its shareholders, and declaring it advisable, for Parent to enter into this Agreement and (b) adopting this Agreement and approving Parent’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement. Such resolutions have not been amended or withdrawn as of the date of this Agreement. The board of directors of Merger Sub has adopted resolutions determining that it is in the best interests of Merger Sub and its shareholder, and declaring it advisable, for Merger Sub to enter into this Agreement, (ii) adopting this Agreement and approving Merger Sub’s execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and (iii) resolving to recommend that Parent, in its capacity as the sole shareholder of Merger Sub, approve this Agreement. Such resolutions have not been amended or withdrawn as of the date of this Agreement. Except for the filing of the Certificate of Merger and other documents as required by the OGCL, no other entity proceedings or other entity action on the part of Parent or Merger Sub are necessary to authorize, adopt or approve, as applicable, this Agreement or to consummate the Merger. Parent and Merger Sub have duly executed and delivered this Agreement and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against it in accordance with its terms, subject in all respects to the Bankruptcy and Equity Exceptions.

4.03        No Conflicts; Consents.

(a)          The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance by each of Parent and Merger Sub of its covenants and agreements and the consummation of the Merger will not, (i) conflict with, or result in any violation of any provision of, the Organizational Documents of Parent or Merger Sub, (ii) subject to obtaining the Consents set forth in Section 4.03(a)(ii) of the Parent Disclosure Letter (the “Parent Required Consents” and, together with the Company Required Consents, the “Required Consents”), conflict with, result in any violation of or default (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any material obligation, or result in the creation of any Liens on the properties, assets or rights of Parent or Merger Sub, or give rise to the loss of a material benefit, in each case, under any Contract to which Parent or Merger Sub is a party or by which any of their respective properties or assets is bound or any Permit applicable to the business of Parent and its Affiliates or (iii) subject to obtaining the Consents referred to in Section 4.03(b) and making the Filings referred to in Section 4.03(b), conflict with, or result in any violation of any provision of, any Judgment or Law, in each case, applicable to Parent or Merger Sub or their respective properties or assets, except for, in the case of the foregoing clauses (ii) and (iii), any matter that has not had or would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)          No Consent of or from, or Filing made to or with, any Governmental Entity, is required to be obtained or made by Parent or any Affiliate of Parent in connection with Parent’s and Merger Sub’s execution and delivery of this Agreement or their performance of their covenants and agreements hereunder or the consummation of the Merger, except for the following:

(i)          compliance with, Filings under and the expiration of any applicable waiting period under the HSR Act;

(ii)         (1) any required Filings with, and any required Consent of, each of the State Utilities Commissions and (2) and the other Filings and Consents set forth in Section 4.03(b)(ii) of the Parent Disclosure Letter (the Consents and Filings set forth in Section 4.03(b)(i) and this Section 4.03(b)(ii), collectively, the “Parent Required Statutory Approvals” and, together with the Company Required Statutory Approvals, the “Required Statutory Approvals”);

(iii)        the Parent Required Consents;

(iv)        the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Ohio; and

(v)         such other Filings and Consents the failure of which to make or obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.04        Litigation. As of the date of this Agreement, there is no Claim before any Governmental Entity pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, there is no Judgment outstanding against or, to the Knowledge of Parent, investigation by any Governmental Entity of Parent or Merger Sub or any of their respective properties or assets that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.05        Compliance with Applicable Laws. Except as has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and Merger Sub are in compliance with all applicable Laws and material Permits applicable to the business and operations of Parent and Merger Sub.

4.06        Financing. Assuming the satisfaction or waiver of the conditions precedent set forth in Sections 7.01 and 7.03 and the funding of the Equity Financing in accordance with the Equity Letter, the aggregate proceeds contemplated by the Equity Letter will constitute sufficient funds when funded for Parent and the Surviving Corporation to pay all of Parent’s, Merger Sub’s and the Surviving Corporation’s obligations under Sections 2.01(a)(ii) and 2.04(a) of this Agreement, including but not limited to the payment of the Merger Consideration. Parent has delivered to the Company a true and complete fully executed copy of a letter from First Reserve Energy Infrastructure Fund II, L.P. (the “Fund”) committing to contribute, subject to the terms and conditions set forth therein, cash (the “Equity Financing”) in the aggregate amount set forth therein, including all exhibits, schedules, annexes and amendments to such letter in effect as of the date of this Agreement (collectively, the “Equity Letter”). The Equity Letter is not subject to any conditions precedent or contingencies, other than as expressly set forth in the Equity Letter. The Equity Letter has not been amended, restated or otherwise modified or waived prior to the execution and delivery of this Agreement, and the respective commitments contained in the Equity Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the execution and delivery of this Agreement. As of the execution and delivery of this Agreement, the Equity Letter is in full force and effect and constitute the legal, valid and binding obligation of each of Parent and the Fund and any other parties thereto, subject in each case to the Bankruptcy and Equity Exceptions. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent and the Fund or any other party under the Equity Letter.

4.07        Brokers’ Fees and Expenses. Except for any Person set forth in Section 4.07 of the Parent Disclosure Letter, the fees and expenses of which will be paid by Parent, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Merger based upon arrangements made by Parent or Merger Sub or by First Reserve or any of its Affiliates, including the Fund.

4.08        Merger Sub. The authorized capital stock of Merger Sub consists of 990 shares of common stock, without par value. All outstanding shares of capital stock of Merger Sub are duly authorized, validly issued, fully paid and nonassessable. Parent owns all of the outstanding shares of capital stock of Merger Sub. Merger Sub has been incorporated solely for the purpose of merging with and into the Company and taking action incident to the Merger and this Agreement. Merger Sub has not, since the date of its formation, carried on any business or conducted any operations, except as arising from the execution of this Agreement, the performance of its covenants and agreements hereunder and matters ancillary thereto.

4.09        Ownership of Company Common Stock; Interested Shareholder. Neither Parent, any Subsidiary of Parent nor any other Affiliate of Parent (i) “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any shares of Company Common Stock or any other Equity Securities or (ii) is an “interested shareholder” (as defined in Ohio Revised Code Section 1704.01).

4.10        Regulatory Status. Each of Parent and Merger Sub is either subject to or is otherwise exempt from regulation with respect to FERC access to books and records under PUHCA 2005.

4.11        No Additional Representations. Except for the representations and warranties expressly set forth in Article III (as modified by the Company Disclosure Letter), each of Parent and Merger Sub: (a) specifically acknowledges and agrees that neither the Company nor any of its Affiliates, Representatives or shareholders nor any other Person makes, or has made, any other express or implied representation or warranty whatsoever (whether at law (including at common law or by statute) or in equity), including with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, employees, Permits, liabilities, operations, prospects, condition (financial or otherwise) or any Company Projection, and hereby expressly waives and relinquishes any and all rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or relating to any such other representation or warranty or any Company Projection; (b) specifically acknowledges and agrees to the Company’s express disclaimer and negation of any such other representation or warranty or any Company Projection and of all liability and responsibility for any such other representation or warranty or any Company Projection; and (c) expressly waives and relinquishes any and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) against (i) the Company in connection with accuracy, completeness or materiality of any Company Projection and (ii) any Affiliate of the Company or any of the Company’s or any such Affiliate’s respective Representatives or shareholders or any other Person, and hereby specifically acknowledges and agrees that such Persons shall have no liability or obligations, based on, arising out of or relating to (1) any such other representation or warranty or (2) in connection with accuracy, completeness or materiality of any Company Projection; except, with respect to any of the foregoing contained in clauses (a) through (c), in the case of actual fraud. Each of Parent and Merger Sub acknowledges and agrees that (A) it has conducted to its satisfaction its own independent investigation of the transactions contemplated hereby (including with respect to the Company and the Company Subsidiaries and their respective businesses, operations, assets and liabilities) and, in making its determination to enter into this Agreement and proceed with the transactions contemplated hereby, has relied solely on the results of such independent investigation and the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter), and (B) except for the representations and warranties of the Company expressly set forth in Article III (as modified by the Company Disclosure Letter), it has not relied on, or been induced by, any representation, warranty or other statement of or by the Company or any of its Affiliates, Representatives or shareholders or any other Person, including any Company Projection or with respect to the Company or the Company Subsidiaries or any of the Company’s or the Company Subsidiaries’ respective businesses, assets, employees, Permits, liabilities, operations, prospects or condition (financial or otherwise) or any Company Projection, in determining to enter into this Agreement and proceed with the transactions contemplated hereby.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS SECTION

5.01        Conduct of Business.

(a)          Conduct of Business by the Company. Except (i) for matters set forth in Section 5.01 of the Company Disclosure Letter or otherwise contemplated or required by this Agreement, (ii) as required by a Governmental Entity of competent jurisdiction (including pursuant to a Judgment issued by any of the State Utilities Commissions) or by applicable Law, or as expressly permitted pursuant to Section 5.02 with respect to any Proceedings or pursuant to Section 5.04 with respect to the Restructuring, or (iii) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall, and shall cause each Company Subsidiary to, (x) conduct its business in the ordinary course of business in all material respects and (y) to the extent consistent with the foregoing clause (x), use commercially reasonable efforts to preserve intact, in all material respects, its business organization, assets, properties and existing relationships with customers, suppliers, employees and Governmental Entities. In addition, and without limiting the generality of the foregoing, except (i) as set forth in the Company Disclosure Letter, (ii) as otherwise contemplated or required by this Agreement, or as required by a Governmental Entity (including pursuant to a Judgment issued by any of the State Utilities Commissions) or by applicable Law, (iii) as expressly permitted pursuant to Section 5.02 with respect to any Proceedings or pursuant to Section 5.04 with respect to the Restructuring, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the Effective Time, the Company shall not, and shall not permit any Company Subsidiary to, do any of the following:

(i)          declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property or any combination thereof) in respect of, any of its capital stock, other equity interests or voting securities, except for (1) the declaration and payment of quarterly cash dividends with respect to the Company Common Stock not to exceed $0.075 per share, with record dates and payment dates consistent with the Company’s past dividend practice, (2) the declaration and payment of dividends from a Company Subsidiary to the Company or to another wholly-owned Company Subsidiary and (3) a special cash dividend on Company Common Stock with respect to the quarter in which the Effective Time occurs with a record date on or prior to the Effective Time, which does not exceed an amount equal to $0.075 per share multiplied by a fraction, the numerator of which is the number of days in such quarter prior to the Effective Time, and the denominator of which is the total number of days in such fiscal quarter;

(ii)         amend any of its Organizational Documents (except for immaterial or ministerial amendments);

(iii)        split, combine, consolidate, subdivide or reclassify any Equity Securities, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its capital stock, other equity interests or voting securities;

(iv)        adopt a plan of complete or partial liquidation or resolutions providing for or authorizing such liquidation or a dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(v)         repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any Equity Securities, except for (1) to the extent permitted by applicable Law, the acquisition by the Company of shares of Company Common Stock in the open market solely to satisfy its obligations under the Company’s dividend reinvestment plan (the “Company DRIP”), (2) the withholding of shares of Company Common Stock to satisfy Tax obligations with respect to awards granted pursuant to the Company Stock Plans and (3) the acquisition by the Company of awards granted pursuant to the Company Stock Plans in connection with the forfeiture of such awards;

(vi)        issue, deliver, sell, grant, pledge or otherwise encumber or subject to any Lien any Equity Securities or Company Voting Debt, in each case, except for the delivery, to the extent permitted by applicable Law, of shares of Company Common Stock acquired by the Company in the open market solely to satisfy its obligations under the Company DRIP;

(vii)       (1) grant to any Company Personnel any increase in compensation or benefits (including paying to any Company Personnel any amount not due) except for increases in base salaries or wages made in the ordinary course of business consistent with past practices to any current Company Personnel with an annual base salary of less than $125,000, (2) loan or advance any money or other property to any Company Personnel, (3) grant to any Company Personnel any increase in change-in-control, severance, retention or termination pay, or enter into or amend any change-in-control, severance, retention or termination agreement with any Company Personnel, (4) establish, adopt, enter into, amend in any material respect or terminate any Company Union Contract, Company Benefit Plan or Company Benefit Agreement (or any plan or agreement that would be a Company Union Contract, Company Benefit Plan or Company Benefit Agreement if in existence on the date hereof), in each case, except in the ordinary course of business and consistent with past practices in a manner that would not materially increase the cost to the Company or any Company Subsidiary, (5) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement or (6) hire any employees with aggregate annual base compensation above $190,000 or terminate the employment of any Key Employees other than for cause, except in the case of the foregoing clauses (1) through (4) for actions required by the terms and conditions of this Agreement, by any such Company Union Contract, Company Benefit Plan or Company Benefit Agreement, as in effect on the date hereof or by applicable Law;

(viii)      make any material change in accounting methods, principles or practices, except to the extent as may have been required by a change in applicable Law or GAAP or by any Governmental Entity (including the SEC or the Public Company Accounting Oversight Board);

(ix)         make any acquisition or disposition of, or make any investment in any interest in, any asset, business or line of business (including by merger, consolidation or acquisition of stock or assets), except for: (1) any acquisition or disposition for consideration that is individually not in excess of $100,000 and in the aggregate not in excess of $500,000; or (2) any (i) acquisition of assets in the ordinary course of business consistent with past practice or pursuant to the capital plan set forth in Section 5.01(a)(xi) of the Company Disclosure Letter (for the avoidance of doubt, capital expenditures for the purchase of assets shall be governed solely by Section 5.01(a)(xi)) or (ii) any disposition of obsolete or worn-out equipment in the ordinary course of business consistent with past practice;

(x)          (1) incur, assume, suffer or modify any Indebtedness, (2) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, (3) make any loans, advances or capital contributions to, or investments in, any other Person or (4) mortgage, pledge or otherwise encumber any assets, tangible or intangible, or create or suffer to exist any Lien (other than a Permitted Lien) thereupon, except for (A) the Refinancing Indebtedness, (B) Indebtedness in replacement of existing Indebtedness on terms not materially less favorable to the Company than the terms of the Refinancing Indebtedness disclosed to Parent prior to the date hereof, (C) guarantees by the Company of existing Indebtedness or the Refinancing Indebtedness of any wholly-owned Company Subsidiary, (D) guarantees and other credit support by the Company of obligations of any Company Subsidiary in the ordinary course of business consistent with past practice and (E) borrowings under existing revolving credit facilities (or replacements thereof on comparable terms permitted by this Section 5.01(a)(x)) or existing commercial paper programs in the ordinary course of business;

(xi)         make, or agree or commit to make, any capital expenditure, except for (1) capital expenditures in accordance with the capital plan set forth in Section 5.01(a)(xi) of the Company Disclosure Letter, plus a 10% variance for each principal category set forth in such capital plan, and (2) with respect to any capital expenditure not addressed by the foregoing clause (1), not to exceed $250,000 in any twelve (12) month period ;

(xii)        (1) enter into, modify, amend, extend, fail to perform the terms of or terminate any Material Company Contract, except in the ordinary course of business consistent with past practice; provided that no such exception shall apply with respect to any such Material Company Contract that (A) has a term longer than one (1) year and cannot be terminated by the Company without penalty or other material and adverse effect on the Company or any Company Subsidiary upon notice of thirty (30) days or less, (B) provides a binding commitment for (x) the Company or any of its Subsidiaries to make or (y) a third party to make to the Company or any Company Subsidiary, payments of more than $100,000 in the aggregate or that has resulted in payments of more than $100,000 in the aggregate for the prior fiscal year or (C) contains non-compete, non-solicit or no-hire provisions binding the Company or any of its Subsidiaries; (2) without limiting Parent’s obligations under Section 6.03, enter into any Contract that, from and after the Closing, purports to bind Parent or any of its Affiliates (other than the Company (or the Surviving Corporation) and the Company Subsidiaries); (3) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (4) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor or materially accelerate, or materially alter practices and policies relating to, the rate of collection of accounts receivable or payment of accounts payable, in each case other than in the ordinary course of business; or (5) waive, release, grant, encumber or transfer any right of material value;

(xiii)       make or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability or refund or amend any material Tax Return, or agree to an extension or waiver of the statute of limitations with respect to any material assessment or determination of Taxes, in each case, except as may be required by GAAP;

(xiv)      waive, release, assign, settle or compromise any Claim against the Company or any Company Subsidiary, except for waivers, releases, assignments, settlements or compromises that (1) with respect to the payment of monetary damages, the amount of monetary damages to be paid by the Company or the Company Subsidiaries does not exceed (A) the amount with respect thereto reflected on the most recent Company Financial Statements (including the notes thereto) or (B) solely with respect to Claims arising after the date of this Agreement, $300,000, in the aggregate, in excess of the proceeds received or to be received from any insurance policies in connection with such payment, or (2) with respect to any nonmonetary terms and conditions thereof, would be immaterial to the Company as a whole or any Company Subsidiary; provided that the foregoing exceptions shall not apply to proceedings arising out of or related to this Agreement or any of the transactions contemplated hereby;

(xv)       enter into any new line of business;

(xvi)      fail to maintain insurance at no less than current levels or otherwise in a manner consistent with past practice; or

(xvii)     enter into any Contract to do any of the foregoing.

(b)          Emergencies. Notwithstanding anything to the contrary herein, the Company may, and may cause any Company Subsidiary to, take reasonable actions (i) to comply with applicable Law or (ii) with respect to any operational emergencies (including any restoration measures in response to any tornado, flood, earthquake, hurricane, tsunami or other natural disaster or weather-related event, circumstance or development and related equipment failures or outages) or an immediate and material threat to the health or safety of natural Persons.

(c)          No Control of the Company’s Business. Parent acknowledges and agrees that (i) nothing contained herein is intended to give Parent, directly or indirectly, the right to control or direct the operations of the Company or any Company Subsidiary prior to the Effective Time and (ii) prior to the Effective Time, the Company shall exercise complete control and supervision over its and the Company Subsidiaries’ respective operations.

(d)          Advice of Changes. Each of Parent and the Company shall promptly advise the other orally and in writing of any change or event that would prevent any of the conditions precedent described in Article VII from being satisfied, except that no such notification will affect or be deemed to modify any representation or warranty in this Agreement or the conditions precedent described in Article VII.

5.02        Proceedings. Between the date of this Agreement and the Closing, the Company and the Company Subsidiaries may (a) continue to pursue the rate cases and other proceedings set forth in Section 5.02 of the Company Disclosure Letter in the ordinary course of business consistent with past practice, (b) with the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), initiate new rate cases, or any other proceeding that would reasonably be expected to affect the authorized capital structure or authorized return on equity of any Company Subsidiary or materially affect the return on equity of any Company Subsidiary in an adverse manner, with Governmental Entities, (c) initiate any other proceeding with Governmental Entities in the ordinary course of business (the foregoing clauses (a), (b) and (c), and the subsequent clause (d), collectively, “Proceedings”) and (d) notwithstanding anything to the contrary herein, initiate any other proceedings with Governmental Entities or take any other action contemplated by or described in any filings or other submissions filed or submitted in connection with any Proceedings prior to the date of this Agreement; provided that in any Proceeding described in the foregoing clauses (a), (c) and (d), the Company shall, and shall cause the Company Subsidiaries to, to the extent reasonably practicable and as permitted by applicable Law, consult in advance with Parent and consider in good faith any suggestions made by Parent in connection therewith, except with respect to Proceedings of the type disclosed in the foregoing clause (c) that are immaterial to the Company and any applicable Company Subsidiary. Notwithstanding the foregoing, without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned), the Company and the Company Subsidiaries will not enter into any settlement or stipulation in respect of any Proceeding initiated prior to or after the date of this Agreement if such settlement or stipulation would materially and adversely affect the authorized capital structure or authorized return on equity of any Company Subsidiaries or otherwise result in a material and adverse financial impact on the Company or any of the Company Subsidiaries.

5.03        Solicitation; Company Acquisition Proposals; Company Board Recommendation.

(a)          Go-Shop. Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the first (1st) Business Day after the date of this Agreement and continuing until 11:59 p.m. (New York City time) on November 22, 2016 (the “Go-Shop Period”), the Company and its Affiliates and its and their respective officers, directors, principals, partners, managers, members, attorneys, accountants, agents, employees, consultants, financial advisors or other authorized representatives (collectively, “Representatives”) shall have the right, under the direction of the Company Board or any committee thereof, to: (i) initiate, solicit and encourage Company Acquisition Proposals (or inquiries, proposals or offers or other efforts or attempts that would reasonably be expected to lead to a Company Acquisition Proposal), including by way of providing access to non-public information pursuant to (but only pursuant to) one or more Acceptable Confidentiality Agreements, provided that the Company shall concurrently provide to Parent any material non-public information concerning the Company or the Company Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives; and (ii) engage in discussions or negotiations with respect to Company Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations. On the No-Shop Period Start Date, the Company shall deliver to Parent (x) a list of all Qualified Go-Shop Bidders and (y) a copy of any such Company Acquisition Proposal made in writing and any other written terms or proposals provided (including financing commitments) to the Company or any of the Company Subsidiaries.

(b)          No-Shop. Except as expressly permitted by Sections 5.03(c) and 5.03(d), the Company shall, and shall cause the Company Subsidiaries and their respective Representatives to, (i) beginning at 12:00 a.m. (New York City time) on November 23, 2016 (the “No-Shop Period Start Date”), immediately cease any solicitation, facilitation, encouragement, discussions or negotiations with any Persons that may be ongoing with respect to a Company Acquisition Proposal and request that any such Person promptly return or destroy all confidential information concerning the Company and the Company Subsidiaries and (ii) not, from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VIII, directly or indirectly, (v) initiate, solicit, knowingly encourage or facilitate (including by way of furnishing information), or take any other action designed to lead to, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal; (w) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or any of the Company Subsidiaries or afford access to the business, properties, assets, employees, books or records of the Company or any of the Company Subsidiaries to any Person that has made a Company Acquisition Proposal or to any Person in connection with a Company Acquisition Proposal or to induce the making or submission of, or knowingly encourage or facilitate, any inquiries or any proposal that constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal; (x) approve, endorse, or recommend any proposal that constitutes, or is reasonably expected to lead to, a Company Acquisition Proposal; (y) enter into any Acquisition Agreement; or (z) authorize or commit to do any of the foregoing. Any violation of the foregoing restrictions by any of the Company’s Subsidiaries or by any Representatives of the Company or any of the Company Subsidiaries, whether or not such Representative is so authorized and whether or not such Representative is purporting to act on behalf of the Company or any of the Company Subsidiaries or otherwise, shall be deemed to be a breach of this Agreement by the Company.

(c)          Unsolicited Company Acquisition Proposals. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (w) of Section 5.03(b) with respect to a third party if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Shareholder Approval (i) the Company receives an unsolicited bona fide, written Company Acquisition Proposal from such third party, (ii) the Company Board determines, in good faith, after consultation with the Company’s financial and legal advisors, that such Company Acquisition Proposal constitutes, or is reasonably expected to lead to, a Superior Proposal and (iii) the Company Board determines in good faith, after consultation with the Company’s outside legal and any other advisor the Company Board chooses to consult, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would reasonably likely be inconsistent with the Company Board’s fiduciary duties under applicable Law, provided that the Company shall not deliver any information to such third party without entering into a confidentiality agreement on terms no less favorable to the Company than the Confidentiality Agreement and containing additional provisions that expressly permit the Company to comply with the terms of this Section 5.03 (each, an “Acceptable Confidentiality Agreement”); provided further, that the Company shall simultaneously provide to Parent any material non-public information concerning the Company or the Company Subsidiaries that is provided to any Person given such access that was not previously provided to Parent or its Representatives. Notwithstanding the foregoing, the Company shall have the right (i) to grant a limited waiver of or amendment to the provisions of any Acceptable Confidentiality Agreement solely to permit a Qualified Go-Shop Bidder to make a Company Acquisition Proposal on a non-public basis to the Company and the Company Board (such limited waiver to include an express acknowledgment by the parties thereto that under no circumstances will such restricted Person(s) be permitted to acquire, directly or indirectly, any securities of the Company or any Company Subsidiaries prior to the valid termination of this Agreement in accordance with Section 8.01), and (ii) to engage in the activities described in Section 5.03(c) with respect to any Person, including a Person that was previously a Qualified Go-Shop Bidder, subject to the terms and conditions set forth in this Section 5.03(c).

(d)          Adverse Recommendation Changes. Except as otherwise provided in Section 5.03(e) or 5.03(f), beginning as of the date of this Agreement, neither the Company Board nor any committee thereof shall directly or indirectly (i) (A) withhold or withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withhold or withdraw (or amend, qualify or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation, or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Acquisition Proposal, (C) fail to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing (or if the Company Shareholder Meeting is scheduled to be held within ten (10) Business Days, then within one Business Day after Parent so requests; (D) take or fail to take any formal action or make or fail to make any recommendation in connection with a tender or exchange offer, other than a recommendation against such offer or a “stop, look and listen” communication by the Company Board (or a committee thereof) to the Company shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any substantially similar communication) (it being understood that the Company Board (or a committee thereof) may refrain from taking a position with respect to a Company Acquisition Proposal until the close of business on the tenth (10th) Business Day after the commencement of a tender or exchange offer in connection with such Company Acquisition Proposal without such action being considered a violation of this Section 5.03); or (E) fail to include the Company Board Recommendation in the Proxy Statement (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company or any of the Company Subsidiaries to execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or would reasonably be expected to lead to, any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.03(a) or 5.03(c)) (each, an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated hereby.

(e)          Superior Proposals and Matching Right. Notwithstanding Section 5.03(d), at any time prior to obtaining the Company Shareholder Approval, and subject to the Company’s compliance at all times with the provisions of this Section 5.03, with respect to a Superior Proposal, the Company Board may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c) if, and only after, the Company Board (x) provides written notice to Parent (a “Notice of Superior Proposal”) advising Parent that the Company Board has received a Superior Proposal, specifying the terms and conditions of such Superior Proposal, and identifying the Person or group making such Superior Proposal (including, for purposes hereof, any sources of financing), and (y) determines in good faith, (1) after consulting with its legal, financial and any other advisor the Company Board chooses to consult, that any alternative transaction (including any modifications to the terms of this Agreement arising out of clause (3) below) proposed by Parent does not result in such Company Acquisition Proposal ceasing to be a Superior Proposal, and (2) after receipt of advice from the Company’s outside legal counsel, that its failure to do so would reasonably likely be inconsistent with its fiduciary duties under applicable Law; provided, however, that (I) neither the Company Board nor any committee thereof may make an Adverse Recommendation Change or terminate this Agreement pursuant to Section 8.01(c) until the fourth (4th) Business Day after receipt of a Notice of Superior Proposal by Parent, (II) any change in the financial or other material terms of a Superior Proposal shall require a new Notice of Superior Proposal and a three (3) Business Day period under this Section 5.03(e), and (III) during any such period, if requested by Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement, including by permitting Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto, and, at the end of such applicable notice period, the Company Board must have in good faith (after consultation with its outside legal and financial advisors) reaffirmed its determination that such Company Acquisition Proposal is a Superior Proposal.

(f)          Intervening Event. Notwithstanding Section 5.03(d), at any time prior to obtaining the Company Shareholder Approval, and subject to the Company’s compliance at all times with the provisions of this Section 5.03, solely in response to a Intervening Event, the Company Board may make an Adverse Recommendation Change described in clause (A) of the definition thereof if the Company Board (i) determines in good faith, after consultation with its outside legal counsel and financial advisor, that the failure to make such Adverse Recommendation Change would reasonably likely be inconsistent with the Company Board’s fiduciary duties under applicable Law, and (ii) provides written notice to Parent (a “Recommendation Change Notice”) advising Parent that the Company Board has resolved to make an Adverse Recommendation Change under this Section 5.03(f) and specifying the facts and information constituting the basis for such determination; provided, however, that (x) the Company Board may not make such an Adverse Recommendation Change until the fourth (4th) Business Day after receipt by Parent of the Recommendation Change Notice and (y) during such four (4) Business Day period, if requested by Parent, the Company shall negotiate in good faith with respect to any changes or modifications to this Agreement, including by permitting Parent and its Representatives to make a presentation to the Company Board regarding this Agreement and any adjustments with respect thereto, and, at the end of such applicable notice period, the Company Board must have in good faith (after consultation with its outside legal and financial advisors) reaffirmed its determination that failure to make such Adverse Recommendation Change would reasonably likely be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g)          Information Rights. The Company agrees that in addition to the obligations of the Company set forth in Sections 5.03(a) through (d), as promptly as practicable after receipt thereof (but in no event later than twenty-four (24) hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any request for information (other than a request for information in the ordinary course of business and unrelated to a Company Acquisition Proposal) or any Company Acquisition Proposal received from any Person, or any inquiry, discussions or negotiations with respect to any Company Acquisition Proposal, and the terms and conditions of such request, Company Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Company Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall simultaneously provide to Parent any information concerning the Company or any of the Company Subsidiaries provided to any other Person or group in connection with any Company Acquisition Proposal that was not previously provided to Parent. The Company shall keep Parent promptly informed of the status of any Company Acquisition Proposals (including the identity of the Persons and price involved and any changes to any material terms and conditions thereof). Notwithstanding the foregoing but subject to the immediately preceding sentence, prior to the No-Shop Period Start Date, the only obligations of the Company under this Section 5.03(g) shall be (i) to advise Parent in writing of any Company Acquisition Proposal received from any Person, including the identity of such Person and the price involved, (ii) to provide to Parent copies of any materials received in connection therewith, (iii) to advise Parent in writing of any material developments in connection therewith, including any changes to any material terms or conditions thereof and (iv) the immediately following sentence.

(h)          Fiduciary Out. So long as the Company expressly publicly reaffirms the Company Board Recommendation in such disclosure (other than a customary “stop-look-and-listen” communication to the shareholders of the Company pursuant to Rule 14d-9(f)), nothing contained in this Section 5.03 shall prohibit the Company or the Company Board from (i) taking and disclosing to the Company’s shareholders a position with respect to a Company Acquisition Proposal pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or (ii) making any disclosure to the shareholders of the Company if, in the good-faith judgment of the Company Board (after consultation with outside legal counsel) failure to so disclose would reasonably likely be inconsistent with its obligations under applicable Law.

5.04        Refinancing Indebtedness, Restructuring and Lender Consents.

(a)          Notwithstanding anything to the contrary in this Agreement, following the date hereof but prior to Closing, the Company and the Company Subsidiaries shall use commercially reasonable efforts to refinance their long-term and revolving Indebtedness and effect the related restructuring of certain Company Subsidiaries (the “Restructuring”), on the terms proposed in Filings heretofore made by the Company or such Company Subsidiaries with the applicable State Utilities Commissions and made available to Parent prior to the date hereof, subject to any changes that may be required by such State Utilities Commissions (with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed)).

(b)          The Company shall keep Parent reasonably informed in all material respects on a reasonably prompt basis with respect to the status of, including any material change to the status or terms of, the Refinancing Indebtedness and Restructuring transactions.

(c)          Prior to the Closing, the Company shall use commercially reasonable efforts to (i) exempt the Merger under any change in control or similar provisions of the documentation related to the Refinancing Indebtedness and to obtain consents or waivers from the lenders with respect to any other credit facilities and letter of credit facilities of the Company and the Company Subsidiaries containing change in control provisions so as to permit the consummation of the Merger and (ii) exempt the Refinancing Indebtedness and the Merger under any change of control, event of default, termination or similar provisions of the documentation related to any swaps of the Company or any Company Subsidiaries).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.01        Preparation of the Proxy Statement; Company Shareholders Meeting.

(a)          As promptly as reasonably practicable following the date of this Agreement, the Company shall prepare and cause to be filed with the SEC a proxy statement to be mailed to the shareholders of the Company relating to the Company Shareholders Meeting (together with any amendments or supplements thereto, the “Proxy Statement”) in preliminary form within twenty (20) Business Days following the date hereof. Each of Parent and Merger Sub shall furnish all information concerning itself and its Affiliates to the Company, and provide such other assistance, as may be reasonably requested by the Company or the Company’s outside legal counsel in connection with the preparation, filing and distribution of the Proxy Statement.

(b)          The Company agrees that (i) none of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement will, at the date it is filed, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading and (ii) except with respect to any information supplied to the Company by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement, the Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations of the SEC promulgated thereunder. Parent and Merger Sub agree that none of the information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement will, at the date it is filed, at the date it is first mailed to the Company’s shareholders or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(c)          The Company shall promptly notify Parent after the receipt of any comments from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and shall provide Parent with copies of all correspondence between it and its Affiliates and Representatives, on the one hand, and the SEC, on the other hand, with respect to the Proxy Statement. Each of the Company and Parent shall use its reasonable best efforts (1) to respond as promptly as reasonably practicable to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement and (2) to have the SEC advise the Company as promptly as reasonably practicable that the SEC has no further comments on the Proxy Statement. The Company shall file the Proxy Statement in definitive form with the SEC and cause such definitive Proxy Statement to be mailed to the shareholders of the Company as promptly as reasonably practicable after the SEC advises the Company that the SEC has no further comments on the Proxy Statement; and, unless the Company Board has made an Adverse Recommendation Change, the Company shall include the Company Board Recommendation in the preliminary and definitive Proxy Statements; provided the Company shall not be required to mail the Proxy Statement until the No-Shop Period Start Date.

(d)          Notwithstanding anything to the contrary herein, prior to filing the Proxy Statement in preliminary form with the SEC, responding to any comment from the SEC with respect to, or any request from the SEC for amendments or supplements to, the Proxy Statement or mailing the Proxy Statement in definitive form to the shareholders of the Company, the Company shall provide Parent with an opportunity to review and comment on such document or response and consider in good faith any of Parent’s comments thereon. Each Party shall use its reasonable best efforts to have the SEC advise the Company, as promptly as reasonably practicable after the filing of the preliminary Proxy Statement, that the SEC has no further comments on the Proxy Statement, and (2) each of the Company and Parent shall also take any other action (except for qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under the Securities Act, the Exchange Act, any applicable foreign or state securities or “blue sky” Laws and the rules and regulations thereunder in connection with the Merger.

(e)          If, prior to the Effective Time, any event occurs with respect to Parent or any Subsidiary of Parent, or any change occurs with respect to other information supplied by Parent for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading, and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(e) shall limit the obligations of any Party under Section 6.01(a).

(f)          If prior to the Effective Time, any event occurs with respect to the Company or any Company Subsidiary, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, that is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading and, as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 6.01(f) shall limit the obligations of any Party under Section 6.01(a). Except in connection with an Adverse Recommendation Change, no amendment or supplement to the Proxy Statement will be made by the Company without the prior written consent of Parent, which approval will not be unreasonably withheld, conditioned or delayed.

(g)          The Company (i) shall, as soon as reasonably practicable following confirmation by the SEC that it has no further comments on the Proxy Statement, duly call, give notice of, convene and hold the Company Shareholders Meeting and (ii) unless there has been an Adverse Recommendation Change, shall use its reasonable best efforts to solicit the Company Shareholder Approval.

(h)          Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Company Shareholders Meeting (i) after consultation with Parent, solely to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the shareholders of the Company with adequate time to review, or (ii) with the consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed), if as of the time for which the Company Shareholders meeting is originally scheduled (as set forth in the Proxy Statement), there are insufficient shares of the Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Shareholders Meeting. In no event will the Company Shareholders Meeting be postponed or adjourned (i) by more than ten (10) calendar days at a time without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed); or (ii) with respect to clause (i) in the immediately preceding sentence, by more than thirty (30) calendar after the date on which the Company Shareholders Meeting was (or was required to be) originally scheduled without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned, or delayed). In no event will the record date of the Company Shareholders Meeting be changed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned, or delayed), unless required by applicable Law.

6.02        Access to Information; Confidentiality.

(a)          Subject to applicable Law and the Confidentiality Agreement, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access (at Parent’s sole cost and expense), during normal business hours and upon reasonable advance notice, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement pursuant to Section 8.01, to such properties, books, contracts, commitments, personnel and records as Parent may reasonably request, and during such period, the Company shall, and shall cause the Company Subsidiaries to, make available promptly to Parent (i) prior to any filing or distribution, a copy of each Filing it intends to make during such period pursuant to the requirements of securities Laws or filed with or sent to the SEC, any of the State Utilities Commissions or any other Governmental Entity and shall consider in good faith any timely comments of Parent thereto and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request; provided, however, that the Company may withhold from Parent or its Representatives any document or information that the Company believes is subject to the terms of a confidentiality agreement with a third party (provided that the Company shall use its commercially reasonable efforts to obtain the required consent of such third party to disclose such document or information) or subject to any attorney-client privilege (provided that the Company shall use its commercially reasonable efforts to allow the disclosure of such document or information (or as much of it as possible) in a manner that does not result in a loss of attorney-client privilege); provided, further, that Parent and its Representatives shall not have the right to collect any air, soil, surface water or ground water samples or perform any invasive or destructive air sampling on, under, at or from any of the properties owned, leased or operated by the Company or any Company Subsidiary, except with the advance written consent of the Company. Subject to applicable Law, the Company will provide Parent with reports of the Company reasonably requested by Parent. Except for incidents caused by the Company’s or its Affiliates’ intentional misconduct, Parent shall indemnify the Company and its Affiliates and Representatives from, and hold the Company and its Affiliates and Representatives harmless against, any and all Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs, expenses, including attorneys’ fees and disbursements, and the cost of enforcing this indemnity arising out of or resulting from any access to such properties provided pursuant to this Section 6.02(a).

(b)          All documents and information exchanged pursuant to this Section 6.02 shall be subject to the letter agreement, dated as of August 8, 2016, as amended on the date hereof, by and among First Reserve Advisors, LLC (“First Reserve”), the Fund, Parent, Merger Sub and the Company (the “Confidentiality Agreement”). If this Agreement is terminated pursuant to Section 8.01, the Confidentiality Agreement shall automatically be deemed to be amended and restated such that the confidentiality provisions of the Confidentiality Agreement shall remain in effect for one (1) year after such termination, as if the Parties had never entered into this Agreement.

6.03        Further Actions; Regulatory Approvals; Required Actions.

(a)          Subject to the terms and conditions of this Agreement, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, and assist and cooperate with the other Parties in doing, all things necessary to cause the conditions to the Closing set forth in Article VII to be satisfied as promptly as reasonably practicable or to effect the Closing as promptly as reasonably practicable, including (i) making all necessary Filings with Governmental Entities or third parties, (ii) obtaining the Required Consents and all other third-party Consents that are necessary, proper or advisable to consummate the Merger, (iii) obtaining the Required Statutory Approvals and all other Consents of Governmental Entities that are necessary, proper or advisable to consummate the Merger and (iv) executing and delivering any additional instruments that are necessary, proper or advisable to consummate the Merger.

(b)          In connection with and without limiting the generality of Section 6.03(a), each of Parent and the Company shall, as applicable:

(i)          make or cause to be made, in consultation and cooperation with the other, as promptly as practicable after the date of this Agreement and in any event within forty-five (45) days after the date of this Agreement, an appropriate filing of a Notification and Report Form pursuant to the HSR Act relating to the Merger;

(ii)         make or cause to be made, as promptly as practicable after the date of this Agreement and in any event within forty-five (45) days after the date of this Agreement, all necessary Filings with Governmental Entities (including the State Utilities Commissions) relating to the Merger, including any such Filings necessary to obtain any Required Statutory Approval;

(iii)        furnish to the other all assistance, cooperation and information reasonably required for any such Filing and in order to achieve the effects set forth in this Section 6.03;

(iv)        unless prohibited by applicable Law or by a Governmental Entity, give the other reasonable prior notice of any such Filing and, to the extent reasonably practicable, of any communication with any Governmental Entity relating to the Merger (including with respect to any of the actions referred to in this Section 6.03(b)) and, to the extent reasonably practicable, permit the other to review and discuss in advance, and consider in good faith the views and reasonable comments of, and secure the participation of, the other in connection with any such Filing or communication;

(v)         respond as promptly as reasonably practicable under the circumstances to any inquiries received from any Governmental Entity or any other authority enforcing applicable Antitrust Laws for additional information or documentation in connection with antitrust, competition or similar matters (including any “second request” under the HSR Act) and not extend any waiting period under the HSR Act or enter into any agreement with any such Governmental Entity or other authorities not to consummate the Merger, except with the prior written consent of the other Party;

(vi)        unless prohibited by applicable Law or a Governmental Entity, to the extent reasonably practicable: (1) not participate in or attend any formal meeting with any Governmental Entity in respect of the Merger without a representative of the other Party; (2) keep the other Party apprised with respect to any meeting or substantive conversation with any Governmental Entity in respect of the Merger; (3) cooperate in the filing of any substantive memoranda, white papers, filings, correspondence or other written communications explaining or defending this Agreement or the Merger, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Entity; and (4) furnish the other Party with copies of all substantive correspondence, Filings and communications (and memoranda setting forth the substance thereof) between it and its Affiliates and their respective Representatives on the one hand, and any Governmental Entity or members of any Governmental Entity’s staff, on the other hand, with respect to this Agreement or the Merger (provided that the Parties shall be permitted to redact any correspondence, Filing or communication to the extent such correspondence, Filing or communication contains commercially sensitive information, which information shall be provided to counsel on a confidential, counsel-to-counsel basis).

(c)          Parent shall not, and shall cause its Subsidiaries not to, take any action, including acquiring any asset, property, business or Person (by way of merger, consolidation, share exchange, investment, other business combination, asset, stock or equity purchase, or otherwise), that would reasonably be expected to materially and adversely affect Parent’s obtaining or making any Consent or Filing contemplated by this Section 6.03 or materially delay the timely receipt thereof. In furtherance of and without limiting any of Parent’s covenants and agreements under this Section 6.03, Parent’s reasonable best efforts with respect to any Required Statutory Approvals shall include the following; provided that, except with respect to the liabilities, obligations and commitments of the Fund under the Equity Letter, Parent shall not be required to take any action or make any undertaking, or commit to take any action to make any undertaking, including accepting any term, condition liability, obligation, commitment or sanction, that would impose any undertaking, term, condition, liability, obligation, commitment or sanction on the Fund or any Affiliate of or any entity in which the Fund directly or indirectly owns any equity interests (other than Parent or its Subsidiaries):

(i)          proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, licensing or disposition of any assets or businesses of Parent or its Subsidiaries or the Company or the Company Subsidiaries, including entering into customary ancillary agreements on commercially reasonable terms relating to any such sale, divestiture, licensing or disposition;

(ii)         agreeing to any limitation on the conduct of Parent or its Subsidiaries (including, after the Closing, the Surviving Corporation and the Company Subsidiaries), including accepting financial restrictions on the Surviving Corporation or the Company Subsidiaries and accepting governance and operational restrictions, including restrictions on the scope of the business of the Surviving Corporation or the Company Subsidiaries; and

(iii)        agreeing to take any other action as may be required by a Governmental Entity in order to effect each of the following: (1) obtaining all Required Statutory Approvals as soon as reasonably practicable and in any event before the End Date; (2) avoiding the entry of, or having vacated, lifted, dissolved, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect that prohibits, prevents or restricts consummation of, or impedes, interferes with or delays, the Closing; and (3) effecting the expiration or termination of any waiting period, that would otherwise have the effect of preventing, prohibiting or restricting consummation of the Closing or impeding, interfering with or delaying the Closing.

(d)          Notwithstanding anything to the contrary in this Section 6.03 or elsewhere in this Agreement, reasonable best efforts, including with respect to the matters contemplated by this Section 6.03, shall not require Parent or any of its Affiliates (including the Company or any Company Subsidiary after the Closing), or permit the Company or any of the Company Subsidiaries, to take any action (including any of the actions listed in Section 6.03(c), or agree to or accept any order, action or regulatory condition (including any Final Order) of any Governmental Entity containing terms, conditions, liabilities, obligations, commitments or sanctions, that, individually or in the aggregate, would reasonably be expected to result in a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of Parent, the Company and the Company Subsidiaries, taken as a whole after giving effect to the Merger such that Parent and its Subsidiaries (including the Surviving Corporation and the Company Subsidiaries) for this purpose shall be deemed to be a consolidated group of entities of the size and scale of a hypothetical company that is 100% of the size and scale of the Company and its Subsidiaries, taken as a whole (a “Burdensome Effect”); provided that none of the following shall constitute or be taken into account in determining whether any such terms, conditions, liabilities, obligations, commitments or sanctions would, individually or in the aggregate, have such a Burdensome Effect: (1) any Judgment issued by any of the State Utilities Commissions prior to the date hereof and applicable to the Company or any of the Company Subsidiaries; (2) any rate cases, including any Proceedings, involving the Company or any of the Company Subsidiaries; or (3) any other terms, conditions, liabilities, obligations, commitments or sanctions imposed by any of the State Utilities Commissions on the Company or any of the Company Subsidiaries other than in connection with obtaining a Required Statutory Approval.

(e)          Parent shall promptly notify the Company, and the Company shall notify Parent, of any notice or other communication from any Person alleging that such Person’s Consent is or may be required in connection with the Merger.

(f)          Nothing in this Section 6.03 shall obligate Parent or the Company or any of their respective Subsidiaries to take any action that is not conditioned on Closing.

6.04        Transaction Litigation. The Company shall promptly notify Parent of any shareholder litigation (including by providing copies of all pleadings with respect thereto) arising from this Agreement or the Merger that is brought against the Company or members of the Company Board (“Transaction Litigation”) and, without violating or waiving any privilege, keep Parent reasonably informed with respect to the status thereof. Subject to the Parties entering into a customary common interest or joint defense agreement or implementing such other mutually acceptable techniques as are reasonably required to preserve any attorney-client privilege or other applicable legal privilege, the Company shall (a) provide Parent the opportunity to participate in, but not control, the defense, settlement or prosecution of any Transaction Litigation, (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and will consider in good faith Parent’s advice with respect to such Transaction Litigation and (c) not compromise, settle or come to an arrangement regarding, or agree to compromise, settle or come to an arrangement regarding, any Transaction Litigation without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

6.05        Section 16 Matters. Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of any equity securities (including any derivative securities with respect to equity securities) in connection with the Merger by each individual who will be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.06        Governance Matters. Parent shall, to the extent commercially reasonable, cause the Surviving Corporation to maintain for one (1) year following the Closing Date its headquarters in Northeast Ohio. Parent shall, to the extent commercially reasonable, cause each of the Company Subsidiaries to maintain for one (1) year following the Closing Date its headquarters in the location of its headquarters as of immediately prior to the Closing.

6.07        Public Announcements. Unless and until an Adverse Recommendation Change has occurred in accordance with Section 5.03(d), Parent and the Company shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other written public statement with respect to this Agreement or the Merger and shall not issue any such press release or make any such written public statement prior to such consultation, except as such Party reasonably concludes may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system. The Company and Parent agree that the initial press release to be issued with respect to this Agreement or the Merger shall be in a form agreed to by the Parties. Nothing in this Section 6.07 shall limit the ability of any Party to make internal announcements to its respective employees that are consistent in all material respects with the prior public disclosures regarding the transactions contemplated by this Agreement.

6.08        Fees, Costs and Expenses. Except as provided otherwise in this Agreement, all fees, costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees, costs or expenses, whether or not the Closing occurs; provided that all filing fees owed by Parent, Merger Sub, the Company or any of the Company Subsidiaries in connection with the filings to be made under the HSR Act shall be paid by Parent.

6.09        Indemnification, Exculpation and Insurance.

(a)          Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current or former directors, officers or employees of the Company and the Company Subsidiaries as provided in their respective Organizational Documents and any indemnification or other similar Contracts of the Company or any Company Subsidiary set forth on Section 6.09(a) of the Company Disclosure Letter, in each case, as in effect on the date of this Agreement, shall continue in full force and effect in accordance with their terms to the extent provided in the following sentence. From and after the Effective Time and for a period of at least six (6) years thereafter, the Surviving Corporation agrees that it will (and Parent shall cause the Surviving Corporation to) indemnify and hold harmless each individual who is as of the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Company or any Company Subsidiary or who is as of the date of this Agreement, or who thereafter commences prior to the Effective Time, serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person (collectively, the “Company Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any Claim, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby)), arising out of or pertaining to the fact that the Company Indemnified Party is or was a director, officer or employee of the Company or any Company Subsidiary or is or was serving at the request of the Company or any Company Subsidiary as a director, officer or employee of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law. In the event of any such Claim, (i) each Company Indemnified Party will, to the fullest extent permitted under applicable Law, be entitled to advancement of expenses incurred in the defense of any such Claim from the Surviving Corporation within ten (10) Business Days after receipt by the Surviving Corporation from the Company Indemnified Party of a request therefor (provided that any Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by final adjudication that such person is not entitled to indemnification), and (ii) the Surviving Corporation shall cooperate in good faith in the defense of any such matter. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) cause the certificates of incorporation, bylaws and other similar organizational documents of the Surviving Corporation to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the Organizational Documents as of the date of this Agreement. During such six-year period, such provisions may not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)          In the event that Parent, the Surviving Corporation, any of the Company Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Parent or the Surviving Corporation, as the case may be, shall cause, or cause such Company Subsidiary to cause, proper provision to be made so that the successors and assigns of Parent, the Surviving Corporation or Company Subsidiary, as the case may be, assume the covenants and agreements set forth in this Section 6.09.

(c)          For a period of six (6) years from and after the Effective Time, the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company or the Company Subsidiaries or provide substitute policies for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time (with insurance carriers having at least the same credit rating as the Company’s current carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance), except that in no event shall the Surviving Corporation be required to pay with respect to such insurance policies in respect of any one (1) policy year more than 250% of the aggregate annual premium most recently paid by the Company prior to the date of this Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by this Section 6.09(c) it shall obtain as much comparable insurance as possible for the years within such six (6) year period for an annual premium equal to the Maximum Amount, in respect of each policy year within such period. In lieu of such insurance, prior to the Closing Date the Company may, at its option, purchase a “tail” directors’ and officers’ liability insurance policy and fiduciary liability insurance policy for the Company and its current and former directors, officers and employees who are currently covered by the directors’ and officers’ and fiduciary liability insurance coverage currently maintained by the Company, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance and fiduciary liability insurance coverage currently maintained by the Company with respect to claims arising from facts or events that occurred on or before the Effective Time for a period of not less than six (6) years; provided that in no event shall the cost of any such tail policy in respect of any one (1) policy year exceed the Maximum Amount. The Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder, for such six-year period.

(d)          The provisions of this Section 6.09 (i) shall survive consummation of the Merger, (ii) are intended to be for the benefit of, and will be enforceable by, each indemnified or insured party (including the Company Indemnified Parties), his or her heirs and his or her legal representatives and (iii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have under the OGCL, the articles of incorporation or code of regulations of the Surviving Corporation or any of the Company Subsidiaries, by contract or otherwise.

6.10        Employee Matters.

(a)          During the period commencing at the Effective Time and ending on the first (1st) anniversary of the Effective Time (the “Continuation Period”), Parent shall, or shall cause the Surviving Corporation to, provide (x) each individual who is employed by the Company or a Company Subsidiary immediately prior to the Effective Time and who remains employed thereafter by the Surviving Corporation, Parent or any of their Subsidiaries (each, a “Company Employee”) who is not covered by a Company Union Contract and who remains a Company Employee during such period with a base salary or wage rate that is no less favorable than that provided to the Company Employee immediately prior to the Effective Time and (y) Company Employees, in the aggregate, with employee benefits (other than retiree welfare benefits) that are substantially comparable, in the aggregate, to those provided to Company Employees immediately prior to the Effective Time. During the Continuation Period, Parent shall, and shall cause the Surviving Corporation to, provide each Company Employee who experiences an involuntary termination of employment with the Surviving Corporation, Parent or any of their Subsidiaries without cause (other than due to death or disability) severance benefits that are no less favorable than those set forth in Section 6.10(a)(1) of the Company Disclosure Letter.

(b)          With respect to each Company Employee who is covered by a Company Union Contract, Parent shall cause the Surviving Corporation to continue to honor the Company Union Contracts, in each case as in effect at the Effective Time, in accordance with their terms (it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such Company Union Contract, to the extent permitted by the terms of the applicable Company Union Contract and applicable Law).

(c)          At the Effective Time, Parent shall, or shall cause the Surviving Corporation to, assume and honor in accordance with their terms all of the Company’s and all of the Company Subsidiaries’ employment, severance, retention, termination and change-in-control plans, policies, programs, agreements and arrangements (including any change-in-control severance agreement or other arrangement between the Company and any Company Employee) maintained by the Company or any Company Subsidiary, in each case, as in effect at the Effective Time and listed on Section 3.09(a) of the Company Disclosure Letter, including with respect to any payments, benefits or rights arising as a result of the Merger (either alone or in combination with any other event), it being understood that this sentence shall not be construed to limit the ability of Parent or the Surviving Corporation to amend or terminate any such plans, policies, programs, agreements, or arrangements, to the extent permitted by the terms of the applicable plan, policy, program, agreement or arrangement. For purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control,” “change of control” or similar term that relates to a transaction at the level of the Company, the Closing shall be deemed to constitute a “change in control,” “change of control” or such similar term.

(d)          With respect to all employee benefit plans of the Surviving Corporation or any Company Subsidiary, including any “employee benefit plan” (within the meaning of Section 3(3) of ERISA) (including any vacation, paid time-off and severance plans), each Company Employee’s service with the Company or any Company Subsidiary (as well as service with any predecessor employer of the Company or any such Company Subsidiary, to the extent service with the predecessor employer was recognized by the Company or such Company Subsidiary and is accurately reflected within a Company Employee’s records) shall be treated as service with the Surviving Corporation or any Company Subsidiary for all purposes, including determining eligibility to participate, level of benefits, vesting and benefit accruals, except (i) to the extent that such service was not recognized under the corresponding Company Benefit Plan, (ii) for purposes of benefit accruals under any defined benefit pension plan or (iii) to the extent that such recognition would result in any duplication of coverage or benefits for the same period of service.

(e)          Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the corresponding Company Benefit Plan. Parent shall, or shall cause the Surviving Corporation to, use commercially reasonable efforts to recognize the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time to the extent taken into account under the corresponding Company Benefit Plan.

(f)          Notwithstanding anything to the contrary herein, the provisions of this Section 6.10 are solely for the benefit of the parties to this Agreement, and no provision of this Agreement, specifically this Section 6.10, is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no Company Personnel or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of, or as having any third party beneficiary or other rights with respect to, this Agreement or have the right to enforce the provisions hereof including in respect of continued employment (or resumed employment). Nothing contained herein shall alter the at-will employment relationship of any Company Employee obligate or affect the ability of, Parent or the Surviving Corporation to maintain any particular compensation or benefit plan, program, policy, or arrangement or require Parent, the Surviving Corporation or any Company Subsidiary thereof to continue any Company Benefit Plan or Company Benefit Agreement or prohibit the Surviving Corporation or any of the Company Subsidiaries from amending or terminating any such plans in accordance with their terms or if otherwise required pursuant to applicable Law.

6.11        Merger Sub.

(a)          Prior to the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger.

(b)          Whenever this Agreement requires the Merger Sub to take any action, such requirements shall be deemed to include an undertaking on the part of the Parent to cause the Merger Sub to take such action. Parent shall or shall cause its Subsidiaries to, approve and adopt this Agreement in its capacity as sole shareholder of Merger Sub and promptly deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the articles of incorporation and code of regulations of Merger Sub.

(c)          Parent hereby (i) guarantees the due, prompt and faithful payment performance and discharge by Merger Sub of, and compliance by Merger Sub with, all of the covenants and agreements of Merger Sub under this Agreement and (ii) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Merger Sub hereunder.

6.12        Takeover Statutes. If any Takeover Statute or similar statute or regulation becomes or may become applicable to this Agreement or the Merger, the Company and the Company Board shall grant such approvals and take such actions as are reasonably appropriate to ensure that the Merger may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of any Takeover Statute on the Merger.

6.13        Stock Exchange Delisting; Deregistration. Each of the Company and Parent shall cause the Company’s securities to be delisted from the NYSE MKT and deregistered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VII

CONDITIONS PRECEDENT

7.01        Conditions to Each Party’s Obligation to Effect the Transactions. The obligation of each Party to effect the Closing is subject to the satisfaction or waiver (by such Party) at or prior to the Closing of the following conditions:

(a)          Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)          Required Statutory Approvals. The Required Statutory Approvals, including the expiration or termination of any waiting period applicable to the Merger under the HSR Act, shall have been obtained at or prior to the Effective Time, such Required Statutory Approvals shall have become Final Orders and such Required Statutory Approvals shall not impose any terms, conditions, liabilities, obligations, commitments or sanctions that, individually or in the aggregate, would reasonably be expected to have a Burdensome Effect. For purposes of this Section 7.01(b), a “Final Order” means a Judgment by the relevant Governmental Entity that (1) has not been reversed, stayed, enjoined, set aside, annulled or suspended and is in full force and effect, (2) with respect to which, if applicable, any mandatory waiting period prescribed by Law before the Merger may be consummated has expired and (3) as to which all conditions to the consummation of the Merger prescribed by Law have been satisfied.

(c)          No Legal Restraints. No Law and no Judgment, whether preliminary, temporary or permanent, shall be in effect that prevents, makes illegal or prohibits the consummation of the Merger (any such Law or Judgment, a “Legal Restraint”).

7.02        Conditions to Obligations of the Company. The obligation of the Company to effect Closing is further subject to the satisfaction or waiver (by the Company) at or prior to the Closing of the following conditions:

(a)          Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in (A) Sections 4.02 and 4.07 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date and (B) any other Section of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the Effective Time as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

(b)          Performance of Covenants and Agreements of Parent and Merger Sub. Parent and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them under this Agreement at or prior to the Closing.

(c)          Officer’s Certificate. The Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent certifying the satisfaction by Parent and Merger Sub of the conditions set forth in Section 7.02(a) and 7.02(b).

7.03        Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger is further subject to the satisfaction or waiver (by Parent and Merger Sub) at or prior to the Closing of the following conditions:

(a)          Representations and Warranties. (i) The representations and warranties of the Company contained in (A) Sections 3.04, the second sentence of Section 3.07, Sections 3.13 and 3.22 and the first sentence of Section 3.23 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date, (B) Section 3.03 shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date) except for de minimis inaccuracies and (C) any other Section of this Agreement shall be true and correct (without giving effect to any “materiality” or Company Material Adverse Effect qualifiers) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties referred to in this clause (C) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)          Performance of Covenants and Agreements of the Company. The Company shall have performed in all material respects (without giving effect to any “materiality qualifiers” set forth in the first sentence of the introductory paragraph to Section 5.01(a)) all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c)          Absence of Company Material Adverse Effect. Since the date of this Agreement, no fact, circumstance, effect, change, event or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect shall have occurred and be continuing; provided that, solely for purposes of the satisfaction of the condition set forth in this Section 7.03(c), none of the following shall constitute or be taken into account in determining whether any such fact, circumstance, effect, change, event or development, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect: (1) any Judgment issued by any of the State Utilities Commissions prior to the date hereof and applicable to the Company or any of the Company Subsidiaries; (2) any rate cases, including any Proceedings, involving the Company or any of the Company Subsidiaries; or (3) any terms, conditions, liabilities, obligations, commitments or sanctions imposed by any Governmental Entities as a condition to obtaining the Company Required Statutory Approvals or the Parent Required Statutory Approvals.

(d)          Refinancing Indebtedness. The Refinancing Indebtedness shall have been consummated on terms not materially less favorable to the Company than the terms disclosed to Parent prior to the date of this Agreement, and the Merger shall be exempt under any change in control or similar provisions set forth in the documentation of such Refinancing Indebtedness, including any such provisions requiring any prepayment or repayment (or offer to prepay or repay) or other payment of any kind, or other material adjustment to the terms thereof.

(e)          Officer’s Certificate. Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company certifying the satisfaction by the Company of the conditions set forth in Sections 7.03(a), 7.03(b), 7.03(c) and 7.03(d).

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.01        Termination Rights.

(a)          Termination by Mutual Consent. The Company and Parent shall have the right to terminate this Agreement at any time prior to the Effective Time, whether before or after receipt of the Company Shareholder Approval, by mutual written consent.

(b)          Termination by Either the Company or Parent. Each of the Company and Parent shall have the right to terminate this Agreement, at any time prior to the Effective Time, whether before or after the receipt of the Company Shareholder Approval, if:

(i)          the Closing shall not have occurred by 5:00 p.m. New York City time on July 7, 2017 (the “End Date”); provided that if, prior to the End Date, all of the conditions to the Closing set forth in Article VII have been satisfied or waived, as applicable, or, with respect to those conditions that by their terms are to be satisfied at the Closing, shall then be capable of being satisfied (except for any condition set forth in Section 7.01(b) or 7.01(c)), either the Company or Parent may, prior to 5:00 p.m. New York City time on the End Date, extend the End Date to a date that is six (6) months after the End Date (and if so extended, such later date being the End Date); provided, further, that neither the Company nor Parent may terminate this Agreement or extend the End Date pursuant to this Section 8.01(b) if it (or, in the case of Parent, Merger Sub) is in breach of any of its covenants or agreements and such breach has caused or resulted in either (1) the failure to satisfy the conditions to the obligations of the terminating Party to consummate the Merger set forth in Article VII prior to the End Date or (2) the failure of the Closing to have occurred prior to the End Date;

(ii)         the condition set forth in Section 7.01(c) is not satisfied and the Legal Restraint giving rise to such nonsatisfaction has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to any Party if such failure to satisfy the condition set forth in Section 7.01(c) is the result of a failure of such Party to comply with its obligations pursuant to Section 6.03; or

(iii)        the Company Shareholder Approval is not obtained at the Company Shareholders Meeting duly convened (or any adjournment or postponement thereof) at which a vote is taken with respect to the approval of the Agreement; provided, however, that a Party shall not have the right to terminate this Agreement pursuant to this Section 8.01(b)(iii) if the non-satisfaction of the condition in Section 7.01(a) primarily resulted from the failure of that Party to perform, in any material respect, its obligations under this Agreement.

(c)          Termination by the Company. The Company shall have the right to terminate this Agreement:

(i)          prior to such time as the Company Shareholder Approval has been obtained, in the event that (1) the Company Board has made an Adverse Recommendation Change with respect to a Superior Proposal and has authorized the Company to enter into an Acquisition Agreement to consummate such Superior Proposal, (2) the Company has complied with its obligations (excluding any de minimis breaches) under Section 5.03(c) and (3) the Company prior to or concurrently with such termination pays to Parent the Company Termination Fee in accordance with Section 8.02(b)(i) and enters into an Acquisition Agreement to consummate such Superior Proposal;

(ii)         prior to the Effective Time, if Parent or Merger Sub breaches or fails to perform one or more of its covenants or agreements contained herein, or if one or more of the representations or warranties of Parent or Merger Sub contained herein is or shall have become inaccurate, which breach, failure to perform or inaccuracy (1) would, if continuing on the Closing Date, result in the failure of a condition set forth in Section 7.02(a) or 7.02(b) and (2) is not reasonably capable of being cured by Parent or Merger Sub by the End Date (as it may be extended pursuant to Section 8.01(b)(i)) or, if capable of being cured, is not cured by Parent within thirty (30) days after receiving written notice from the Company of such breach, failure to perform or inaccuracy; provided, however, that the Company shall not have the right to terminate this Agreement under this Section 8.01(c) if the Company is then in breach of any covenant or agreement contained herein, or any representation or warranty of the Company contained herein then is or shall have become inaccurate, such that the conditions set forth in Section 7.03 could not then be satisfied; or

(iii)        if (1) all of the conditions set forth in Sections 7.01 and 7.03 have been and continue to be satisfied or waived in accordance with this Agreement as of the date that the Closing should have been consummated pursuant to Section 1.03 (except for those conditions that by their terms are to be satisfied at the Closing; provided those conditions would be or would be capable of being satisfied at the Closing), (2) Parent and Merger Sub do not complete the Closing on the day that the Closing should have been consummated pursuant to Section 1.03 (including in the sole and absolute discretion of Parent for any regulatory reason not constituting a Burdensome Effect covered by the condition in Section 7.01(b)) and (3) Parent and Merger Sub fail to consummate the Closing within five (5) Business Days following their receipt of irrevocable written notice from the Company (A) certifying that the Company would be ready, willing and able to consummate the Closing on that date, (B) certifying that all conditions to the Closing set forth in Sections 7.01 and 7.03 have been satisfied (except for those conditions that by their terms are to be satisfied at the Closing) and that it will waive any unsatisfied conditions in Section 7.02 and (C) requesting such consummation.

(d)          Termination by Parent. Parent shall have the right to terminate this Agreement:

(i)          prior to the Effective Time, in the event that the Company Board has made an Adverse Recommendation Change; or

(ii)         prior to the Effective Time, if the Company breaches or fails to perform any of its covenants or agreements contained herein, or if any of the representations or warranties of the Company contained herein is or shall become inaccurate, which breach, failure to perform or inaccuracy (1) would, if continuing on the Closing Date, result in the failure of a condition set forth in Section 7.03(a) or 7.03(b) and (2) is not reasonably capable of being cured by the Company by the End Date (as it may be extended pursuant Section 8.01(b)(i)) or, if capable of being cured, is not cured by the Company within thirty (30) days after receiving written notice from Parent of such breach, failure to perform or inaccuracy; provided, however, that Parent shall not have the right to terminate this Agreement under this Section 8.01(d)(ii) if Parent is then in breach of any covenant or agreement contained herein, or any representation or warranty of Parent contained herein then is or shall have become inaccurate, such that the conditions set forth in Section 7.02 could not then be satisfied.

8.02        Effect of Termination; Termination Fees.

(a)          In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Company or Parent (or any shareholder, Affiliate or Representative thereof), whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity), except that: (i) the liabilities and obligations of the Parties under the last sentence of Section 6.02(a), the last sentence of Section 6.02(b), Section 6.08, this Section 8.02 and Article IX shall survive the termination of this Agreement; and (ii) subject to Section 8.02(d), no such termination shall relieve the Company (whether or not the terminating Party) from liability for any Willful Breach of this Agreement prior to such termination.

(b)          Termination Fees.

(i)          If (A) (1) prior to such time as the Company Shareholder Approval has been obtained, this Agreement is terminated by the Company pursuant to Section 8.01(c)(i) or (2) prior to the Effective Time, this Agreement is terminated by Parent pursuant to Section 8.01(d)(i), the Company shall pay to Parent the Company Termination Fee. The Company shall pay the Company Termination Fee to Parent (to an account designated in writing by Parent) by wire transfer of same day funds prior to or concurrently with such termination of this Agreement by the Company pursuant to Section 8.01(c)(i) or no later than three (3) Business Days after the date of such termination of this Agreement by Parent pursuant to Section 8.01(d)(i).

(ii)         If the Company terminates this Agreement pursuant to Section 8.01(c)(iii), then Parent shall promptly, but in no event later than three (3) Business Days after the date of such termination, pay or cause to be paid to the Company by wire transfer of same day funds an amount equal to the Parent Termination Fee (it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion). It is agreed that the Parent Termination Fee constitutes liquidated damages and not a penalty, and the payment of the Parent Termination Fee in the circumstances specified herein is supported by due and sufficient consideration.

(iii)        If (x) this Agreement is terminated pursuant to Section 8.01(b)(iii) or 8.01(d)(ii) (or pursuant to Section 8.01(b)(i) at a time when this Agreement was terminable pursuant to Section 8.01(b)(iii) or 8.01(d)(ii)), (y) a Company Acquisition Proposal is made (and, in the case of a termination pursuant to Section 8.01(b)(iii) or pursuant to Section 8.01(b)(i) at a time when this Agreement was terminable pursuant to Section 8.01(b)(iii), publicly available) after the date of this Agreement but prior to the date of the event giving rise to such right of termination and such Company Acquisition Proposal has not been publicly withdrawn prior to (1) the date of the event giving rise to such right of termination (in connection with a termination pursuant to Section 8.01(d)(ii) or 8.01(b)(i) at a time when this Agreement was terminable pursuant to Section 8.01(d)(ii)) or (2) the Company Shareholders Meeting (in connection with a termination pursuant to Section 8.01(b)(iii) or 8.01(b)(i) at a time when this Agreement was terminable pursuant to Section 8.01(b)(iii)), and (z) prior to or within one (1) year of such termination, the Company enters into any definitive agreement with respect to, or consummates, any Company Acquisition Proposal (in each case whether or not such Company Acquisition Proposal is the same Company Acquisition Proposal referred to in clause (y)) (provided that for purposes of this clause (b), the references to “20%” in the definition of “Company Acquisition Proposal” shall be deemed to be references to “50%”), then the Company shall promptly (but in no event later than three (3) Business Days after the date on which the Company consummates the Company Acquisition Proposal or, if earlier, after the date on which the Company enters into a definitive agreement with respect thereto, pay or cause to be paid to Parent or its designees the Company Termination Fee by wire transfer of same day funds (it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion).

(c)          The Parties acknowledge that the agreements contained in Section 8.02(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement. If the Company fails to promptly pay the Company Termination Fee under Section 8.02(b) and, in order to obtain such payment, Parent commences a Claim that results in a Judgment against the Company for the Company Termination Fee, or any portion thereof, the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by Parent) in connection with such Claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made. If Parent fails to promptly pay the Parent Termination Fee due under Section 8.02(b) and, in order to obtain such payment, the Company commences a Claim that results in a Judgment against Parent for the Parent Termination Fee, or any portion thereof, Parent shall pay to the Company its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such Claim, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate of JPMorgan Chase Bank, N.A. in effect on the date such payment was required to be made. Any amount payable pursuant to Section 8.02(b) shall be paid by applicable Party by wire transfer of same-day funds prior to or on the date such payment is required to be made under Section 8.02(b).

(d)          If this Agreement is terminated under circumstances in which the Company is obligated to pay the Company Termination Fee under Section 8.02(b), upon payment of the Company Termination Fee and, if applicable, the costs and expenses of Parent pursuant to Section 8.02(c) in accordance herewith, the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or any of their respective Affiliates or Representatives, and payment of the Company Termination Fee and such costs and expenses by the Company shall be Parent’s sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by Parent, Parent’s Subsidiaries and any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination (including any Willful Breach), and Parent and Merger Sub shall not have, and each expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity). If this Agreement is terminated under circumstances in which Parent is obligated to pay the Parent Termination Fee under Section 8.02(b)(ii), upon payment of the Parent Termination Fee and, if applicable, the costs and expenses of the Company pursuant to Section 8.02(c) in accordance herewith, Parent shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company, and payment of the Parent Termination Fee and such costs and expenses by Parent shall be the Company’s sole and exclusive remedy for any Claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, suffered or incurred by the Company, the Company Subsidiaries or any other Person in connection with this Agreement, the transactions contemplated hereby (and the termination thereof) or any matter forming the basis for such termination, and the Company shall not have, and expressly waives and relinquishes, any other right, remedy or recourse (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity).

(e)          For purposes of this Agreement, “Willful Breach” means a breach that is a consequence of any act or omission undertaken by the breaching Party with the Knowledge that the taking of or the omission of taking such act would, or would reasonably be expected to, cause or constitute a material breach of this Agreement.

8.03        Amendment. This Agreement may be amended by the Parties at any time before or after receipt of the Company Shareholder Approval; provided, however, that (a) after receipt of the Company Shareholder Approval, there shall be made no amendment that by Law requires further approval by the shareholders of the Company without the further approval of such shareholders, (b) no amendment shall be made to this Agreement after the Effective Time and (c) except as provided above, no amendment of this Agreement shall require the approval of the shareholders of Parent or the shareholders of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

8.04        Extension; Waiver. At any time prior to the Effective Time, the Parties may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement, (c) subject to Section 8.03(a), waive compliance with any covenants and agreements contained herein or (d) waive the satisfaction of any of the conditions contained herein. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. Except as provided in this Agreement, the failure of any Party to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

8.05        Procedure for Termination, Amendment, Extension or Waiver. A termination of this Agreement pursuant to Section 8.01, an amendment of this Agreement pursuant to Section 8.03 or an extension or waiver pursuant to Section 8.04 shall, in order to be effective, require, in the case of the Company, Parent or Merger Sub, action by its respective board of directors or the duly authorized designee of its board of directors. Termination of this Agreement prior to the Effective Time shall not require the approval of the shareholders of the Company. The Party desiring to terminate this Agreement pursuant to Section 8.01 shall give written notice of such termination to the other Parties in accordance with Section 9.02, specifying the provision of this Agreement pursuant to which such termination is effected.

ARTICLE IX

GENERAL PROVISIONS

9.01        Definitions. For purposes of this Agreement, each capitalized term has the meaning given to it, or specified, in Exhibit A.

9.02        Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written or electronic confirmation of receipt), (b) when sent by email (with written or electronic confirmation of transmission) or (c) one (1) Business Day following the day sent by an internationally recognized overnight courier (with written or electronic confirmation of receipt), in each case, at the following addresses and email addresses (or to such other address or email address as a Party may have specified by notice given to the other Party pursuant to this provision):

To Parent or Merger Sub:

c/o First Reserve Advisors LLC

One Lafayette Place

Greenwich, CT 06830

Attention:            Matthew S. Raben

Email:                  mraben@firstreserve.com

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:            William E. Curbow

Email:                  wcurbow@stblaw.com

To the Company:

Gas Natural Inc.

1375 East 9th St, Suite 3100

Cleveland, OH 44114

Attention:	Gregory J. Osborne, President and Chief Executive Officer James Sprague, Chief Financial Officer

Email:	gosborne@egas.net jsprague@egas.net

with a copy (which shall not constitute notice) to:

Kohrman Jackson & Krantz LLP

1375 E. 9th Street, Suite 2900

Cleveland, OH 44114

Attention:            Christopher J. Hubbert

Email:                  cjh@kjk.com

9.03        Construction. Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement.

9.04        Interpretation.

(a)          Time Periods. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, (i) the date that is the reference date in calculating such period shall be excluded and (ii) if the last day of such period is a not a Business Day, the period in question shall end on the next succeeding Business Day.

(b)          Dollars. Unless otherwise specifically indicated, any reference herein to $ means U.S. dollars.

(c)          Gender and Number. Any reference herein to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(d)          Articles, Sections and Headings. When a reference is made herein to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(e)          Include. Whenever the words “include”, “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.”

(f)          Hereof. The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used herein shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(g)          Extent. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”

(h)          Contracts; Laws. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, unless otherwise specifically indicated.

(i)           Persons. References to a person are also to its permitted successors and assigns.

(j)           Exhibits and Disclosure Letters. The Exhibits to this Agreement and the Disclosure Letters are hereby incorporated and made a part hereof and are an integral part of this Agreement. Each of the Company and Parent may, at its option, include in the Company Disclosure Letter or the Parent Disclosure Letter, respectively, items that are not material in order to avoid any misunderstanding, and such inclusion, or any references to dollar amounts herein or in the Disclosure Letters, shall not be deemed to be an acknowledgement or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement or otherwise. Any matter set forth in any section of the Disclosure Letters shall be deemed to be referred to and incorporated in any section to which it is specifically referenced or cross-referenced and also in all other sections of the such Disclosure Letter to which such matter’s application or relevance is reasonably apparent on its face. Any capitalized term used in any Exhibit or any Disclosure Letter but not otherwise defined therein shall have the meaning given to such term herein.

(k)          Reflected On or Set Forth In. An item arising with respect to a specific representation or warranty (other than those set forth in Section 3.06) shall be deemed to be “reflected on” or “set forth in” the Company Financial Statements included in the Company Reports, to the extent any such phrase appears in such representation or warranty, if (i) there is a reserve, accrual or other similar item underlying a number on such balance sheet or financial statement reasonably related to the subject matter of such representation or (ii) such item and the amount thereof is otherwise reasonably identified on such balance sheet or financial statement (or the notes thereto).

9.05        Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party or such Party waives its rights under this Section 9.05 with respect thereto. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible. Notwithstanding the foregoing, the Parties intend that the provisions of Article VIII and Section 9.09 be construed as an integral provision of this Agreement and that such provisions shall not be severable in any manner that diminishes a Party’s rights hereunder or increases a Party’s liability or obligations hereunder.

9.06        Governing Law. This Agreement, and all Claims or causes of action of the Parties (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) that may be based on, arise out of or relate to this Agreement or the negotiation, execution, performance or subject matter hereof, shall be governed by and construed in accordance with the Law of the State of Ohio, without regard to principles of conflict of laws.

9.07        Jurisdiction; Venue. All Claims arising from, under or in connection with this Agreement shall be raised to and exclusively determined by the courts of the State of Ohio located in Cuyahoga County or, if such court disclaims jurisdiction, the U.S. District Court for the Northern District of Ohio, Eastern Division, to whose jurisdiction and venue the Parties unconditionally consent and submit for purposes of any such Claim. Each Party hereby irrevocably and unconditionally waives any objection to the laying of venue of Claim arising out of this Agreement in such court and hereby further irrevocably and unconditionally waives and agree not to plead or claim in any such court that any such Claim brought in any such court has been brought in an inconvenient forum. Each Party further agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.02 shall be effective service of process for any Claim brought against such Party in any such court.

9.08        Waiver of Jury Trial. EACH PARTY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING ARISING OUT OF THIS AGREEMENT OR THE MERGER. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.08.

9.09        Specific Enforcement. The Company acknowledges and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that, at any time prior to the termination of this Agreement pursuant to Article VIII, Parent and Merger Sub shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of terms and provisions of this Agreement, including the right of Parent or Merger Sub to cause the Company to consummate the Merger and the other transactions contemplated by this Agreement, in any court referred to in Section 9.07, without proof of actual damages (and the Company hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. Without prejudice to any other defenses the Company may have, the Company further agrees not to assert that a remedy of specific enforcement pursuant to the terms of this Agreement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach. If Parent or Merger Sub brings any Claim to enforce specifically the performance of the terms and provisions of this Agreement when expressly available to such Party pursuant to the terms of this Agreement, then, notwithstanding anything to the contrary herein, the End Date shall automatically be extended by the period of time between the commencement of such Claim and the date on which such Claim is fully and finally resolved.

9.10        Nonsurvival of Representations, Warranties, Covenants and Agreements; Contractual Nature of Representations and Warranties. None of the representations or warranties contained herein or in any instrument delivered pursuant to this Agreement shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect thereto shall terminate at, the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants or agreements of the Parties contained herein shall survive, and all rights, Claims and causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) with respect to such covenants and agreements shall terminate at, the Effective Time. The Parties hereby acknowledge and agree that (a) all representations and warranties set forth in this Agreement are contractual in nature only, (b) no Person is asserting the truth or accuracy of any representation or warranty set forth in this Agreement, (c) if any such representation or warranty (as modified by the applicable Disclosure Letter) should prove untrue, the Parties’ only rights, Claims or causes of action shall be to exercise the specific rights set forth in Sections 7.02(a), 7.03(a), 8.01(c)(ii) and 8.01(d)(ii), as and if applicable, and (d) the Parties shall have no other rights, Claims or causes of action (whether in contract or in tort or otherwise, or whether at law (including at common law or by statute) or in equity) based on, arising out of or related to any such untruth of any such representation or warranty.

9.11        Further Assurances. If at any time after the Effective Time the Surviving Corporation shall determine that any actions are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, then the officers and directors of the Surviving Corporation shall be authorized to take all such actions as may be necessary or desirable to vest all right, title or interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out this Agreement.

9.12        Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise, by any of the Parties without the prior written consent of the other Parties (provided that Parent and Merger Sub may, without such consent, assign, directly or indirectly, their respective rights and obligations hereunder to any of their respective wholly-owned Subsidiaries (provided that no such assignment shall relieve such Parties of their obligations hereunder)). Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

9.13        Entire Agreement; No Third-Party Beneficiaries, This Agreement, taken together with the Equity Letter, the Limited Guaranty, the Company Disclosure Letter and the Confidentiality Agreement, constitutes the entire agreement, and supersedes all prior agreements and understandings, both written and oral, between or among any of the Parties with respect to the Merger. Except after the Effective Time, for Section 2.01, Section 2.04, the last sentence of Section 6.02(a) and Section 6.09, each Party agrees that (i) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and (ii) this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

9.14        Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or email in .pdf format), all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

9.15        No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto (including, for the avoidance of doubt, any permitted assignees of such Parties) and, and no former, current or future stockholder, controlling Person, director, officer, employee, general or limited partner, member, manager, Affiliate, affiliated (or commonly advised) funds, representative, agent and assignee and successor of any of the foregoing (each, a “Related Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim against the parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith; provided that nothing in this Section 9.15 shall limit the right of the Company to bring a claim with respect to any breach of the Fund’s obligation to pay or fund the payment of the Parent Termination Fee under circumstances in which the Parent Termination Fee is payable under Section 8.01(c)(iii) in accordance with and pursuant to the terms and conditions of the Limited Guaranty. Without limiting the rights of the Company against Parent or Merger Sub hereunder, in no event shall the Company or any of its Affiliates, and the Company agrees not to and shall cause its Subsidiaries not to and shall use commercially reasonable efforts to cause its Affiliates and its and its Affiliates’ Representatives not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Related Party; provided that nothing in this Section 9.15 shall limit the right of the Company to bring a claim with respect to any breach of the Fund’s obligation to pay or fund the payment of the Parent Termination Fee under circumstances in which the Parent Termination Fee is payable under Section 8.01(c)(iii) in accordance with and pursuant to the terms and conditions of the Limited Guaranty.

[Counterpart Signature Pages Follow]

IN WITNESS WHEREOF, each of the Parties has duly executed and delivered this Agreement and Plan of Merger as of the date first written above.

PARENT:

FR BISON HOLDINGS, INC.

By:	/s/ Ryan A. Shockley
Name:	Ryan A. Shockley
Title:	President and Treasurer

MERGER SUB:

FR BISON MERGER SUB, INC.

By:	/s/ Ryan A. Shockley
Name:	Ryan A. Shockley
Title:	President and Treasurer

THE COMPANY:

GAS NATURAL INC.

By:	/s/ Gregory J. Osborne
Name:	Gregory J. Osborne
Title:	President and Chief Executive Officer

EXHIBIT A

DEFINED TERMS

Section 1.01         Certain Defined Terms. For purposes of this Agreement, each of the following terms has the meaning specified below:

“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act of 1914, as amended, all applicable state, foreign or supranational antitrust Laws and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Business Day” means any day except for (a) a Saturday or a Sunday or (b) a day on which banking and savings and loan institutions are authorized or required by Law to be closed in Cleveland, Ohio or New York, New York.

“Claim” means any demand, claim, suit, action, charge, lawsuit, litigation, hearing, administrative or legal proceeding (whether at law or in equity) or arbitration brought by or pending before any Governmental Entity, authority, mediator or other tribunal.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any proposal or offer from a third party (whether or not in writing), with respect to any (a) merger, consolidation, share exchange, other business combination, recapitalization, reorganization, license, liquidation, dissolution or similar transaction involving the Company or any Company Subsidiary, (b) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in a Company Subsidiary or otherwise) of any business or assets of the Company or the Company Subsidiaries representing 20% or more of the consolidated revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole, or 20% of any class of capital stock of the Company or any Subsidiary (c) issuance, sale or other disposition, directly or indirectly, to any Person (or the shareholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) representing 20% or more of the voting power of the Company, (d) transaction (including any tender offer or exchange offer) in which any Person (or the shareholders of any Person) would acquire (in the case of a tender offer or exchange offer, if consummated), directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group that beneficially owns or has the right to acquire beneficial ownership of, 20% or more of any class of capital stock of the Company or (e) any combination of the foregoing.

“Company Benefit Agreement” means each employment, consulting, bonus, incentive or deferred compensation, equity, equity purchase, or equity-based compensation, severance, change-in-control, retention, termination, employee loan, or other Contract between the Company or any Company Subsidiary, on the one hand, and any Company Personnel, on the other hand.

“Company Benefit Plan” means each (a) employee benefit plan (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, including, without limitation, any Multiemployer Plans) or post-retirement or employment welfare plan, program, policy or arrangement, (b) bonus, incentive or deferred compensation or equity, equity purchase, or equity-based compensation plan, program, policy or arrangement, (c) severance, change-in control, retention or termination plan, program, policy or arrangement or (d) other compensation, pension, retirement, savings, collective bargaining, employee loan, fringe benefit, or other benefit plan, program, policy or arrangement, in each case, (i) sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or any Company Subsidiary, (ii) under which any Company Personnel has any present or future rights to benefits, or (iii) for which the Company or any Company Subsidiary has any present or future direct or indirect liability.

“Company Commonly Controlled Entity” means any person, corporation, trade or business (whether or not incorporated) or any other entity that is considered a member of a controlled group of organizations within the meaning of Section 414(b), (c), (m), or (o) of the Code and that includes the Company or any Company Subsidiary or is treated as a single employer under “common control” with the Company or any Company Subsidiary under Section 4001(b)(1) of ERISA.

“Company Material Adverse Effect” means any fact, circumstance, effect, change, event or development (an “Effect”) that has, individually or taken together with all other Effects, a material adverse effect on the business, assets, liabilities, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided that no Effect to the extent resulting from or arising out of any of the following, individually or in the aggregate, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred: (a) any change or condition affecting any industry in which the Company or any Company Subsidiary operates, including natural gas distribution, production or transmission industries (including, in each case, any changes in the operations thereof); (b) any system-wide changes or developments in natural gas distribution, production or transmission systems; (c) any change in customer usage patterns or customer selection of third-party suppliers for natural gas; (d) any change affecting any economic, legislative or political condition or any change affecting any securities, credit, financial or other capital markets condition, in each case in the United States, in any foreign jurisdiction or in any specific geographical area; (e) any failure in and of itself by the Company or any Company Subsidiary to meet any internal or public projection, budget, forecast, estimate or prediction in respect of revenues, earnings or other financial or operating metrics for any period; (f) any change attributable to the announcement, execution or delivery of this Agreement or the pendency of the Merger (it being understood that the exception in this clause (f) shall not apply to the references to Company Material Adverse Effect in the representations and warranties contained in Section 3.05(a) and, to the extent related to such portions of such representations and warranties, the condition in Section 7.03(a)), including (i) any action taken by the Company or any Company Subsidiary that is required or contemplated pursuant to this Agreement, or is consented to by Parent, or any action taken by Parent or any Affiliate thereof, to obtain any Consent from any Governmental Entity to the consummation of the Merger and the result of any such actions, (ii) any adverse change in supplier, employee, financing source, shareholder, regulatory, partner or similar relationships resulting therefrom, (iii) any reduction in the credit rating of the Company or any of the Company Subsidiaries or (iv) any change that arises out of or relates to the identity of Parent or any of its Affiliates as the acquirer of the Company; (g) any change or condition affecting the market for oil, gas, natural gas, natural gas liquids or other commodities, including any change in the price or availability of commodities; (h) any change in the market price, credit rating or trading volume of shares of Company Common Stock on the NYSE MKT or any change affecting the ratings or the ratings outlook for the Company or any Company Subsidiary; (i) any change in applicable Law, regulation or GAAP (or authoritative interpretation thereof); (j) geopolitical conditions, the outbreak or escalation of hostilities, any act of war, sabotage or terrorism, or any escalation or worsening of any such act of war, sabotage or terrorism threatened or underway as of the date of this Agreement; (k) any Effect resulting from or arising out of or affecting the national, regional, state or local engineering or construction industries or the wholesale or retail markets for commodities, materials or supplies (including equipment supplies, steel, concrete, asphalt, natural gas, electricity, fuel, coal, water or coal transportation) or the hedging markets therefor, including any change in commodity prices; or (l) any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or weather-related event, circumstance or development; provided, however, that any Effect set forth in clauses (a), (b), (c), (d), (g), (i), (j), (k) and (l) above may be taken into account in determining whether a Company Material Adverse Effect has occurred solely to the extent such Effect has a materially disproportionate adverse effect on the Company and the Company Subsidiaries, taken as a whole, as compared to other entities (if any) engaged in the natural gas distribution business and related businesses in the same state or states in which such Effect has taken place (in which case, only the incremental disproportionate impact may be taken into account in determining whether there has been, or would be, a Company Material Adverse Effect, to the extent such change is not otherwise excluded from being taken into account by clauses (a) through (l) of this definition); provided, further, that the cause of any Effect set forth in clauses (e) and (h) may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred.

“Company Personnel” means any current or former director, officer or employee of the Company or any Company Subsidiary.

“Company Restricted Share” means any unvested restricted share of Company Common Stock granted under any Company Stock Plan or otherwise prior to the date hereof.

“Company Stock Option” means any option to purchase shares of Company Common Stock granted under either of the Company Stock Plans.

“Company Stock Plans” means the Gas Natural Inc. 2012 Incentive and Equity Award Plan and the Gas Natural Inc. 2012 Non-Employee Director Stock Award Plan, each as amended and in effect from time to time.

“Contract” means any written or oral contract, lease, license, evidence of indebtedness, mortgage, indenture, purchase order, binding bid, letter of credit, security agreement, undertaking or other agreement that is legally binding.

“Convertible Note” means that certain Promissory Note issued by the Company to NIL Funding Corporation on April 15, 2016.

“Company Termination Fee” means $4,823,295 in cash.

“Disclosure Letters” means, collectively, the Company Disclosure Letter and the Parent Disclosure Letter.

“Environmental Claim” means any Claim against, or any investigation as to which the Company or any Company Subsidiary has received written notice of, the Company or any Company Subsidiary asserted by any Person alleging liability (including potential liability for investigatory costs, cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) or responsibility arising out of, based on or resulting from (a) the presence or Release of or exposure to any Hazardous Materials at any location, whether or not owned or operated by the Company or any Company Subsidiary, or (b) any violation or alleged violation of Environmental Law or any Environmental Permit.

“Environmental Laws” means all applicable Laws relating to pollution or protection of or damage to the environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments), natural resources, endangered or threatened species, the climate or human health and safety as it relates to exposure to hazardous or toxic materials, including Laws relating to the exposure to Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Governmental Entity” means any U.S. or foreign federal, state, provincial or local governmental authority, court, government or self-regulatory organization, commission, tribunal or organization or any regulatory, administrative or other agency, or any political or other subdivision, department or branch of any of the foregoing, including any governmental, quasi-governmental or nongovernmental body administering, regulating, or having general oversight over gas, power or other energy-related markets, or any court, arbitrator, arbitration panel or similar judicial body.

“Hazardous Materials” means (a) petroleum, coal tar, crude oil, natural gas, and other hydrocarbons and any derivatives, fractions, components or by-products, explosive or radioactive materials (including naturally occurring radioactive materials) or wastes, radon, asbestos in any form, polychlorinated biphenyls, urea formaldehyde insulation, chlorofluorocarbons and other ozone-depleting substances and (b) any other chemical, material, substance or waste that is regulated as a pollutant, a contaminant, hazardous or toxic under, or that could result in liability pursuant to, any Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith (other than intercompany indebtedness), (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person evidenced by letters of credit, bankers’ acceptances or similar facilities to the extent drawn upon by the counterparty thereto, (d) all capitalized lease obligations of such Person, (e) all obligations under swaps, options, derivatives and other hedging arrangements (other than any such agreements relating to the ordinary course purchase or sale of natural gas or any other commodity that are physically settled), (f) obligations related to the deferred purchase price of stock, assets, property or services (including any seller notes, earn-outs or other contingent payment obligations), (g) all obligations for the purchase price of any pending acquisitions, (h) obligations arising from cash/book overdrafts, (i) obligations pursuant to vendor advances; (j) liabilities or obligations for severance, change of control payments, stay bonuses, retention bonuses, success bonuses and similar liabilities, (k) liabilities under sale-and-leaseback transactions, agreements to repurchase securities sold and other similar financing transactions; and (k) all guarantees or other assumptions of liability for any of the foregoing.

“Intellectual Property” means all intellectual property and industrial property rights of any kind or nature, including all U.S. and foreign trademarks, service marks, service names, internet domain names, trade dress and trade names, and all goodwill associated therewith and symbolized thereby, patents and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions, and extensions thereof, trade secrets, registered and unregistered copyrights and works of authorship, proprietary rights in databases to the extent recognized in any given jurisdiction, and registrations and applications for registration of any of the foregoing.

“Intervening Event” means any fact, circumstance, effect, change, event or development that (a) is positive with respect to the Company or any Company Subsidiary, (b) is unknown to or by the Company Board as of the date hereof (or if known, the magnitude or material consequences of which were not known or understood by the Company Board as of the date of this Agreement), (c) becomes known to or by the Company Board prior to obtaining the Company Shareholder Approval and (d) does not relate to a Company Acquisition Proposal.

“Judgment” means a judgment, order, decree, ruling, writ, injunction, decision, assessment or arbitration award of a Governmental Entity of competent jurisdiction.

“Key Employees” means Gregory Osborne, Jim Sprague, Kevin Degenstein, Jed D. Henthorne, Jerry Livengood, Fred Steele and Marty Whelan.

“Knowledge” means (i) with respect to Parent, the actual knowledge of Ryan A. Shockley and Matthew S. Raben and (ii) with respect to the Company, the actual knowledge (following reasonable inquiry of their respective direct reports) of Gregory J. Osborne, James E. Sprague, Vince Parisi and Kevin Degenstein, or should any of the foregoing leave the Company prior to Closing, his duly appointed replacement (if any).

“Law” means any domestic or foreign, federal, state, provincial or local statute, law (including common law), ordinance, rule, binding administrative interpretation, code, rule, regulation, order, writ, injunction, directive, judgment, decree or other requirement of any Governmental Entity, including the rules and regulations of the NYSE MKT and the State Utilities Commissions.

“Liens” means any pledges, liens, charges, mortgages, encumbrances and security interests of any kind or nature whatsoever and any deeds of trust, leases, conditional sale contracts, privileges, easements, rights of way, reservations, options and rights of first refusal.

“Limited Guaranty” means that certain Limited Guaranty made by the Fund in favor of the Company of even date herewith.

“Merger Consideration” means $13.10 per share of Company Common Stock in cash.

“MPUC” means the Maine Public Utilities Commission.

“MTPSC” means the Montana Public Service Commission.

“NCUC” means the North Carolina Utilities Commission.

“NYSE MKT” means the NYSE MKT, LLC.

“Organizational Documents” means any corporate, partnership or limited liability organizational documents, including certificates or articles of incorporation, bylaws, certificates of formation, operating agreements (including limited liability company agreement and agreements of limited partnership), certificates of limited partnership, partnership agreements, shareholder agreements and certificates of existence, as applicable.

“Parent Material Adverse Effect” means any fact, circumstance, effect, change, event or development that has or would reasonably be expected to have a material adverse effect on the ability of Parent or Merger Sub to consummate, or that would reasonably be expected to prevent Parent or Merger Sub’s consummation of, the transactions contemplated by this Agreement.

“Parent Termination Fee” means $4,823,295 in cash.

“Permit” means a franchise, license, permit, certification, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

“Permitted Liens” means any: (i) Liens for Taxes not yet due and payable; (ii) Liens securing the Indebtedness; (iii) Liens imposed by Law, such as carriers’, warehousemen’s, mechanics’, materialmen’s and other similar Liens arising in the ordinary course of business for amounts not yet past due; (iv) purchase money Liens incurred in the ordinary course of business for amounts not yet past due; (v) deposits and pledges of cash securing (a) obligations incurred in respect of workers’ compensation, unemployment insurance or other forms of governmental insurance or benefits, (b) the performance of bids, tenders, leases, contracts and statutory obligations or (c) obligations on surety bonds made or otherwise arising in the ordinary course of business; (vi) exceptions, restrictions, easements, charges, rights of way and nonmonetary encumbrances that are set forth in or otherwise applicable to any Permits that do not and are not reasonably likely to materially interfere with the business of the Company or any Company Subsidiary; (vii) zoning, conservation restrictions and other land use regulations adopted by any Governmental Entity that do not and are not reasonably likely to materially interfere with the business of the Company or any Company Subsidiary; and (viii) non-monetary Liens and other minor irregularities in title that, in the aggregate, do not and are not reasonably likely to impair, in any material respect, the use or, where applicable, occupancy of any asset or property (or interest therein) as it is presently used by the Company or any Company Subsidiary.

“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity or other entity.

“PUCO” means the Ohio Public Utilities Commission.

“Qualified Go-Shop Bidder” means any Person or group (including any Person who becomes part of the group after the No-Shop Period Start Date) from whom the Company or any of its Representatives receives a written Company Acquisition Proposal after the execution of this Agreement and prior to the No-Shop Period Start Date that the Company Board determines, prior to the No-Shop Period Start Date, in good faith, after consultation with the Company’s financial and legal advisors, constitutes, or is reasonably likely to lead to, a Superior Proposal; provided that a Person shall cease to be a “Qualified Go-Shop Bidder” in the event such written Company Acquisition Proposal is withdrawn in writing.

“Refinancing Indebtedness” means the refinancing of the long-term and revolving debt of the Company and the Company Subsidiaries on commercially reasonable terms and as approved, to the extent required, by the applicable State Utilities Commissions, up to a maximum aggregate principal amount of $92,000,000.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the indoor or outdoor environment (including ambient air, surface water, groundwater, land surface, subsurface and sediments).

“Subsidiary” of any Person means another Person, an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first Person.

“Superior Proposal” means a bona fide, written Company Acquisition Proposal (provided that for purposes of this definition, the applicable percentage in the definition of Company Acquisition Proposal shall be “50.1%” rather than “20% or more”) that the Company Board determines in good faith, after consultation with its legal and financial advisors, and taking into account the legal, financial (including any financing terms), regulatory, timing and other aspects of such Company Acquisition Proposal and such other factors that are deemed relevant by the Company Board, is more favorable from a financial point of view (taking into account such relevant factors) to the holders of Company Common Stock (in their capacity as such) than the transactions contemplated by this Agreement (after taking into account any proposed revisions to the terms of this Agreement that are committed to in writing by Parent (including pursuant to Section 5.03(e)).

“Tax Return” means all Tax returns, declarations, statements, reports, schedules, forms and information returns (including any attachments) and any amended Tax return relating to Taxes.

“Taxes” means all federal, state, local or foreign income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other taxes, customs, tariffs, imposts, levies, duties, fees or other like assessments or charges of a similar nature imposed by a Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts.

Section 1.02         Other Defined Terms. In addition to the defined terms set forth in Section 1.01 of this Exhibit A, each of the following capitalized terms has the respective meaning specified in the Section set forth opposite such term below:

Term	Section
Acceptable Confidentiality Agreement	5.03(c)
Acquisition Agreement	5.03(d)
Adverse Recommendation Change	5.03(d)
Agreement	Preamble
Bankruptcy and Equity Exceptions	3.04
Book-Entry Shares	2.02(b)(i)
Certificate	2.02(b)(i)
Certificate of Merger	1.02
Closing	1.03
Closing Date	1.03
Company	Preamble
Company Articles	3.01
Company Board	Recitals
Company Board Recommendation	3.04
Company Common Stock	2.01(a)(i)
Company Disclosure Letter	Preamble to Article III
Company DRIP	5.01(a)(v)
Company Employees	6.10(a)
Company Financial Advisor	3.22
Company Financial Statements	3.06(a)
Company Indemnified Parties	6.09(a)
Company Preferred Stock	3.03(a)
Company Projections	3.24
Company Real Property	3.16
Company Regulations	3.01
Company Reports	3.06(a)
Company Required Consents	3.05(a)
Company Required Statutory Approvals	3.05(b)(iv)
Company Shareholder Approval	3.04
Company Shareholders Meeting	3.04
Company Subsidiaries	3.01
Company Union Contracts	3.10
Company Voting Debt	3.03(b)
Confidentiality Agreement	6.02(b)
Consent	3.05(b)
Continuation Period	6.10(a)
Controlled Group Liability	3.09(d)
Dissenting Shareholder	2.03
Dissenting Shares	2.03
Effective Time	1.02
End Date	8.01(b)(i)
Environmental Permit	3.14(a)(i)
Equity Letter	4.06
Equity Securities	3.03(b)
Exchange Act	3.05(b)(i)
FERC	3.20(a)
Filing	3.05(b)

Term	Section
Final Order	7.01(b)
First Reserve	6.02(b)
Fund	4.06
GAAP	3.06(a)
Go-Shop Period	5.03(a)
HSR Act	3.05(b)(ii)
Insurance Policies	3.19
Legal Restraint	7.01(c)
Letter of Transmittal	2.02(b)(i)(1)
Material Company Contract	3.15(a)
Maximum Amount	6.09(c)
Measurement Date	3.03(a)
Merger	1.01
Merger Sub	Preamble
Multiemployer Plan	3.09(d)
No-Shop Period Start Date	5.03(b)
Notice of Superior Proposal	5.03(e)
OGCL	1.01
Parent	Preamble
Parent Disclosure Letter	Preamble to Article IV
Parent Required Consents	4.03(a)
Parent Required Statutory Approvals	4.03(b)(ii)
Parties	Preamble
Paying Agent	2.02(a)
Payment Fund	2.02(a)
Proceedings	5.02
Proxy Statement	6.01(a)
PUHCA 2005	3.20(a)
Recommendation Change Notice	5.03(f)
Real Property Agreements	3.16
Related Party	9.15
Representatives	5.03(a)
Required Consents	4.03(a)
Required Statutory Approvals	4.03(b)(ii)
Restructuring	5.04(a)
Sarbanes-Oxley Act	3.06(c)
SEC	3.05(b)(i)
Securities Act	3.05(b)(i)
State Utilities Commissions	3.05(b)(iv)
Stockholder Party	Recitals
Support Agreement	Recitals
Surviving Corporation	1.01
Takeover Statute	3.13
Transaction Litigation	6.04